The Flexsteel Promise:
Quality | Stability | Capability







Flexsteel Industries, Inc.

Annual Report

fiscal year ended June 30, 2009

We promise. We deliver. Since 1893.

Flexsteel
America's Seating Specialist

The Flexsteel Promise: Quality | Stability | Capability



Financial Highlights

	For the years ended June 30,		
	2009	2008	2007
Net sales	$ **324,158**	$ 405,655	$ 425,400
Operating income	**(2,272)**	7,596	14,699
Income before income taxes	**(2,579)**	6,596	14,484
Net income	**(1,509)**	4,236	9,334
Average common shares outstanding:			
Basic	**6,576**	6,574	6,568
Diluted	**6,576**	6,611	6,583
Earnings per share:			
Basic	$ **(0.23)**	$ 0.64	$ 1.42
Diluted	**(0.23)**	0.64	1.42
Cash dividends per share	$ **0.36**	$ 0.52	$ 0.52
At June 30,			
Working capital	$ **78,416**	$ 100,920	$ 97,902
Property, plant & equipment (net)	**23,298**	26,372	28,168
Total assets	**150,971**	179,906	185,014
Long-term debt	**—**	20,811	21,336
Shareholders' equity	**106,998**	112,752	112,678

Trust our experience.

To our shareholders:

As a respected, diversified company, Flexsteel Industries, Inc. remains strong and focused. Despite current economic conditions, there are bright spots to showcase, success stories to tell. Indeed, the reasons to believe in the Flexsteel Promise are many. We maintain high standards and provide superior quality furniture and seating products. We are a steadfast, stable force in the industry — financially, stylistically, and ethically. We remain a capable, "can-do" company managed by practical, yet forward-looking leaders. Furthermore, in our century-long history, we have successfully worked through many downturns, even the Great Depression. Flexsteel is stalwart. We promise.

Demanding Times.

In last year's annual report, we anticipated that 2008's difficult economic conditions would most likely continue throughout 2009. Unfortunately, our forecast was correct. The housing market continued to decline. Stock portfolios lost value. Unemployment rose across the country. Banks were not eager to lend money. Not surprisingly, consumer and business confidence remained at an all-time low. All these factors negatively influenced sales revenue for Flexsteel products at both the dealer and consumer level.

As the end of the fiscal year approached, however, evidence indicated the economy might begin to turn around, according to furniture industry experts. At Flexsteel, we believe the industry is near the bottom. We anticipate a slow recovery beginning in the second half of our 2010 fiscal year.

Home Furnishings

When faced with the dramatically changing economic environment, Flexsteel responded by instituting significant and impactful changes to our organization. We consolidated manufacturing operations and reduced capacity to align production with the lower demand for domestically manufactured product. By expanding our warehouse and distribution system in the eastern U.S., we provided improved delivery service to our residential dealers in that section of the country. Additionally, we evaluated staffing levels in all areas of the company and reduced employee headcount by approximately thirty percent during the fiscal year. Inventory levels were reduced by $12 million and are now generally in line with current order levels. Customer credit exposures were monitored more closely and along with the lower sales volume, we were able to realize a $12 million decline in the amount of outstanding accounts receivable. Finally, capital expenditures were minimized and tight controls over operating expenses were maintained.

Throughout the year, as the economy deteriorated and consumer confidence eroded to historic low levels, our objective was to maintain our strong balance sheet. To that end, we reduced our bank borrowings from $26 million on June 30, 2008 to $10 million on June 30, 2009. In December, the Board of Directors lowered the quarterly dividend to $0.05 per share. This dividend level recognizes the importance of the cash dividend to our shareholders while being responsive to our cash conservation efforts during this business downturn.

The actions taken during this past year have been difficult, especially severing





Above: The motion furniture category includes recliners and reclining sofas. The popular Oslo group is shown in Kashmira, a family-friendly fabric that is highly stain resistant, with a luxurious touch.

Left: Sourced products, including both upholstery and wood, are designed by Flexsteel talent, and built to our exacting quality standards. This allows Flexsteel to be competive at a variety of retail price points.

Below: Pre-coordinated combinations of fabric and frame offer consumers a designer look in an easy-to-order package.



relationships with so many long-time, loyal, and valued employees; but these steps were necessary and appropriate. We believe we have adjusted properly to survive these current conditions while maintaining our capabilities to grow in the future.

Financial Overview.

Our financial performance was reflective of the dramatically changing economic environment that evolved during the year. Our sales for the fiscal year 2009 were $324.2 million compared to $405.7 million in the prior year, a decrease of 20.1%. All of our furniture applications experienced double digit sales declines this year compared to the prior year. Residential sales were $230.7 million, a decrease of 10.6%. Commercial sales were $77.2 million, a decrease of 15.6%. Recreational vehicle sales experienced a 71.1% decrease from $56.1 million in the fiscal year 2008 to $16.2 million in the current fiscal year. The decline in recreational vehicle sales started early in the year, impacted by higher gasoline and diesel fuel prices. The decline accelerated throughout the year as credit financing at the wholesale and consumer levels nearly disappeared.

The company experienced an operating loss of $2.3 million in fiscal year 2009 compared to the operating income of $7.6 million in the prior year. The fiscal year 2009 operating loss of $2.3 million included costs of $2.6 million associated with the facility and personnel consolidation actions required during the year.

The company reported a net loss for the fiscal year of $1.5 million or $.23 per share compared to the net income of $ 4.2 million or $.64 per share in the prior year.

Strong Foundation.

Across the board, dealers and consumers know that Flexsteel represents quality products, made and sold by quality people. We are in a strong financial position and can weather this economic storm. In addition, our dealers remain optimistic, based in part on our long-standing relationships with them. They trust Flexsteel to deliver quality products every time.

Flexsteel's leadership and management team provide a wealth of knowledge and experience. Over the years, Flexsteel Industries, Inc., has consistently maintained fiscal responsibility and a sound balance sheet. Backed by 116 successful years of navigating through economic highs and lows in this industry, we possess historical perspective and great insight.

Well-positioned.

Flexsteel, with its solid financial strength, manages more than adequate resources to design new products and develop new markets, always a positive attribute in good economic times as well as poorer ones. Because of our financial heft and the reliability and credibility it engenders, our customers are reassured and confident in their business relationships with us. Both major dealers and smaller independent companies know that Flexsteel has the ability to meet commitments.

Consumers are confident about Flexsteel as well. In residential markets, ours is a brand that many people recognize and associate with high quality. One reason for that reputation is our distinctive blue steel seat spring, a tangible symbol of long-lasting quality and a feature with a great sales story behind it. Developed 100 years ago, the sturdy yet comfortable seat spring is visible when a Flexsteel product is flipped over. Guaranteed for life, along with other seat components, the Flexsteel spring is the foundation for a fashionable, durable product that consumers perceive as having excellent quality and value.

The Flexsteel brand is also respected in the recreational vehicle seating industry, where consumers link the name to quality and comfort and where dealers proudly highlight the brand on their captain chairs and in their advertising. In the commercial arena, the Flexsteel brand is becoming even more powerfully associated with fashion, quality, and dependability.

Steady Steps.

This year, in the residential home furnishings area, we have pushed hard to gain market share and increase our retail square footage. Our diverse product mix meets the needs and budgets of every demographic group.

One of the best-selling product groups has been motion furniture, in both leather and fabric. Industry trend-watchers think people might be opting to stay at home rather than go out in an effort to save money. Consumers have purchased large, flat-screen televisions and are building their own entertainment complexes at home. They want comfortable seating. And we are happy to provide it: reclining chairs, sofas and sectionals by Flexsteel

Hospitality Furniture

are bringing fashion and relaxation into family rooms across the country.

Other bright spots for our residential group include our domestically produced, higher-end custom-order fabric business. This is the type furniture that made Flexsteel famous and it is a business model that continues to thrive. Another strong point is our South Haven program, highly attractive stationary styles at affordable price points.

In addition, we have seen positive growth with our Home Styles line of fashionable, functional wood RTA (Ready-to-Assemble) furniture that can be ordered through major online retailers and shipped almost anywhere. Home Style's value-priced dining has been selling very well, which can perhaps be attributed to Americans choosing to eat at home instead of at restaurants. Our Wynwood division, with a complete array of style categories for every room in the house, introduced several new groups with retail-critical price points this year and met with success.

Technology has been put to good use in all Flexsteel groups, but especially in residential home furnishings where we have advanced communication with our dealers electronically through our confidential "back room" website. There, our retailers can review price lists, access advertising information and online forms, check product availability and much more. Both the commercial and vehicle seating divisions also make use of this technology.

Likewise, consumers use computer technology on Flexsteel.com via the Sneak Preview program, which allows them to try out different fabrics on different



photography courtesy Ken Smith / Design Photography



Above: Flexsteel Hospitality offers durable beauty to restaurant, lounge and public spaces, such as the recently completed Mystique Casino in Dubuque, Iowa.

Left: As America ages, Flexsteel Senior Living furniture is designed to combine the beauty and comfort of home with cleaning and maintenance needs of the adult care and assisted living environments.

Below: In the lodging industry, the durability and comfort of Flexsteel sofas and sleepers enhance guest room options.



frames and create their own custom furniture. Then they can locate the nearest dealer on the website and go "live" to finalize their purchase.

In our commercial division, highlights include senior living, which was not affected as severely by the credit crisis and we believe is a growth area as "baby boomers" age and retire. Flexsteel's U.S. General Services Administration (GSA) contracts, which provide seating for federal properties, are also healthy and may further benefit from the current administration's policies. Franchise mid-scale and upper-scale hotels accounted for a significant portion of Flexsteel's hospitality shipments for this year.

From an operations standpoint, the commercial division experienced dramatic quality improvements, better space utilization, and lower inventory by implementing a new lean manufacturing discipline at the Starkville, Mississippi, plant. We anticipate greater efficiency and flexibility in the future based on these changes.

As mentioned above, the commercial division also makes use of three-dimension computer software that lets interior designers visualize their custom choices for hospitality furniture. This gives Flexsteel a competitive advantage in the marketplace.

In DMI Office, GSA sales were stronger than in the past and could also increase with the current administration. This commercial group is working to streamline and enhance product distribution and add more internet retailers to the mix, as this channel appears especially promising. In addition, DMI Office has been successful at maintaining core placements with their valued dealers.

While this was not a banner year for our vehicle and marine seating division due to economic conditions, the division continues to diversify and adapt. A new "Flex-O-Bed" was introduced which will be popular in motorized and towable products because of its value and space-saving features. A high quality inflatable mattress inside a beautifully designed compact seating system, the Flex-O-Bed was created in response to the popularity of "air sleep" technology.

Flexsteel is a brand leader in vehicle seating and marketing efforts have centered on emphasizing Flexsteel strengths such as engineering, fashion, manufacturing, and financial stability.

With respect to technology, the division has employed new laser-cutting equipment that has become a great asset for the flexible manufacturing of high-strength metal parts.

Leading the Industry.

One of the nation's top-ten home furnishings manufacturers, Flexsteel is known in the industry as a superior company with whom to do business. Recently, that reputation was confirmed when *Furniture Today* magazine named Flexsteel "Supplier of the Year for 2009."

2009 FURNITURE TODAY SUPPLIER OF THE YEAR

The magazine, the foremost home furnishing trade publication, announced the award in June. The award will be officially presented in December during a conference in Naples, Florida.

Flexsteel was cited as a cornerstone of the industry and well-deserving of the award, according to *Furniture Today* editor in chief, Ray Allegrezza, who also calls Flexsteel an "American success story." "The company, which makes seating products for virtually every application, has more than a 100-year-history as a credible, reliable, and innovative supplier," says Allegrezza.

We are honored to accept this award and are proud to count this special designation as one of the high points of the year.

Environmental Stewardship.

We are at the forefront in efforts to be good stewards of the planet. In September 2008, the Flexsteel Board of Directors announced an environmental policy statement, which states, in part, that our company officers will set the tone at the top to guide the management team in their efforts to improve the environment we directly impact. We pledge to choose sustainable business practices and reduce our environmental footprint through the implementation of a variety of initiatives.

To that end, we have met the requirements for the American Home Furnishings Association's (AHFA) Enhancing Furniture's Environmental Culture (EFEC) program and are working toward meeting the next level of its Sustainable by Design program.

We have introduced a new "green" product line, called Renew, for the commercial division. The Renew specifications are available on a wide variety of our styles

Vehicle Seating

and are created using recycled products, natural materials, and components with lower chemical emissions. For example, all springs are manufactured using recycled metal scraps, deck pads that cover the springs are composed of fibers from mostly recycled textile scraps, and the resin used to produce plywood in the frames will not contain formaldehyde.

Flexsteel. Environmental Stewardship

In addition, we have partnered with several suppliers to execute large-scale recycling plans at our plants and have communicated our mission to all employees through brochures and signage. We gather and recycle many items, including: office and computer paper, almost all plastics, bubble wrap, spray can caps, screws, bolts, copper and brass, wood pallets, frames and parts, metal, cardboard, plus fabric and leather, and much more. We have also begun to implement energy-efficient changes to our plant lighting, starting with our Dublin, Georgia, production facility.

Dedicated to the cause of preserving our resources and enhancing our environment, we will reduce, reuse, and recycle whenever possible. It's our mission.

Prepared for tomorrow.

Although we faced economic challenges beyond our control in the last two fiscal years, we are resolute that Flexsteel is in an excellent position to remain an industry-leading company, respected by our dealers, vendors, and consumers alike.

By reducing costs, right-sizing staff, being smart about inventory, better



photography courtesy Winnebago Industries



photography courtesy Harris FloteBote

Above: The revolutionary new Winnebago Via offers full Class A comfort, unparalleled fuel economy and SmartSpace™ design elements you won't find in any other motor home. It's the first Class A motor home built on the versatile Dodge Sprinter chassis, featuring a Mercedes-Benz® turbo-diesel engine and automotive drivability with comfortable Flexsteel seating.

Left: Royal Heritage pontoons from Harris FloteBote are designed with entertaining in mind, with deep, curvaceous reclining seating featuring our patented W-Flex seat spring unit.

Below: The Flex-O-Bed features a lightweight mechanism for motor home and travel trailer installations and options for an air mattress and storage.



The Flexsteel Promise:
Quality | Stability | Capability

DMI

balancing domestic and outsourced production, and prudently protecting your investment, Flexsteel will prevail. By attracting and keeping creative artisans, motivated sales people and executive staff, and by working with dependable vendors, we will continue to flourish.

By incorporating "green" products and practices, meeting the needs of a great variety of customers and demographic groups, developing new products and becoming more adaptive, we will continue to be successful.

Finally, by selling high quality products through our dedicated dealers, we will remain an award-winning company, a true American success story.

One reason Flexsteel Industries, Inc., maintains this level of success is due to our many long-term shareholders who are confident that the Board and management team will lead us through this tumultuous time. Their unwavering belief in our leadership is instrumental and we thank them. We also thank our many customers for their continued confidence in and support of the many products and services we provide. We are grateful to vendors for being our partners in providing fashionable, dependable and quality products. Lastly, we are most appreciative for all our associates who have worked tirelessly and performed at a higher level to meet the many challenges that we face during this period of economic recession and company consolidation.

The economic environment will improve and because of all of you, Flexsteel will grow and prosper in the future.

It's the Flexsteel Promise:
Quality. Stability. Capability.
A promise you can believe.

Ronald J. Klosterman
President and Chief Executive Officer

L. Bruce Boylen
Chairman of the Board







Top: DMI Office is a leader in the mid-mari commercial office indust The Arlington collecti features updated class design elements creati a warm, transitional st aptly suited for today' office environment.

Center: During the pa year, Wynwood has responded to a challeng economic environmen by introducing eleven new collections at price points critical t retail. Bacchus is a collection of bedroom, dining, occasional and entertainment furniture.

Above: With its RTA line-up, Home Styles is a perfect resour for the bourgeoning web-based retail marketplace. The Bedfo entertainment credenza features an ebony finish on sustainab Asian hardwood.

Former President and CEO Bruce Lauritsen Inducted into American Furniture Hall of Fame.



Flexsteel president and CEO from 1993-2006, Bruce Lauritsen, was recently inducted into the American Furniture Hall of Fame in High Point, North Carolina. Lauritsen, who died in May 2007 at age 64 after fighting pancreatic cancer, was awarded the honor posthumously in fall 2008 at the American Furniture Hall of Fame Foundation's Induction Banquet. At this fall's annual banquet, he will again be honored with a video presentation about his life and career.

Bruce Lauritsen joined Flexsteel as a Sales Trainee in 1968 and rose through the ranks to become President in 1989. During his tenure, he led Flexsteel to increased sales, expanded markets and enhanced brand recognition. Lauritsen was a visionary and a dedicated leader who was well liked throughout the company and the industry. His accomplishments as Flexsteel CEO were many, and he served on the boards of many industry- and community-related organizations.

Founded in 1990, the American Furniture Hall of Fame currently has 78 inducted members. Each year, six or seven industry leaders are nominated; two are chosen. Individuals are judged on the five criteria: integrity, leadership, milestones and success in the industry, service to industry, and civic, community, and charitable activities and contributions.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

[✓] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **June 30, 2009**
or
[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to
Commission file number **0-5151**

FLEXSTEEL INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Minnesota	**42-0442319**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3400 Jackson Street, Dubuque, Iowa	**52004-0877**
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code:	**(563) 556-7730**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 Par Value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [✓]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [✓]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [✓] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one).
Large accelerated filer ________Accelerated filer ___________ Non-accelerated filer _ Smaller reporting company _____________X____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [✓]

The aggregate market value of the voting stock held by non-affiliates, computed by reference to the last sales price on December 31, 2008 (which was the last business day of the registrant's most recently completed second quarter) was $26,794,561.

Indicate the number of shares outstanding of each of the registrant's classes of Common Stock, as of the latest practicable date. 6,576,373 Common Shares ($1 par value) as of August 26, 2009.

DOCUMENTS INCORPORATED BY REFERENCE
In Part III, portions of the registrant's 2009 Proxy Statement to be filed with the Securities and Exchange Commission within 120 days of the Registrant's fiscal year end.

PART I

Cautionary Statement Relevant to Forward-Looking Information for the Purpose of "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

The Company and its representatives may from time to time make written or oral forward-looking statements with respect to long-term goals or anticipated results of the Company, including statements contained in the Company's filings with the Securities and Exchange Commission and in its reports to stockholders.

Statements, including those in this Annual Report on Form 10-K, which are not historical or current facts, are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause our results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risk and uncertainty. Some of the factors that could affect results are the cyclical nature of the furniture industry, the effectiveness of new product introductions and distribution channels, the product mix of sales, pricing pressures, the cost of raw materials and fuel, foreign currency valuations, actions by governments including taxes and tariffs, inflation, the amount of sales generated and the profit margins thereon, competition (both foreign and domestic), changes in interest rates, credit exposure with customers and general economic conditions. For further information regarding these risks and uncertainties, see the "Risk Factors" section in Item 1A of this Annual Report on Form 10-K.

The Company specifically declines to undertake any obligation to publicly revise any forward-looking statements that have been made to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Item 1. Business

General

Flexsteel Industries, Inc. and Subsidiaries (the "Company") was incorporated in 1929 and is one of the oldest and largest manufacturers, importers and marketers of residential, recreational vehicle and commercial upholstered and wooden furniture products in the country. Product offerings include a wide variety of upholstered and wood furniture such as sofas, loveseats, chairs, reclining and rocker-reclining chairs, swivel rockers, sofa beds, convertible bedding units, occasional tables, desks, dining tables and chairs and bedroom furniture. The Company's products are intended for use in home, office, motor home, travel trailer, yacht, pontoon, health care and hotel applications. Featured as a basic component in most of the upholstered furniture is a unique steel drop-in seat spring from which our name "Flexsteel" is derived. The Company distributes its products throughout the United States through the Company's sales force and various independent representatives to furniture dealers, department stores, recreational vehicle manufacturers, catalogs and hospitality and healthcare facilities. The Company's products are also sold to several national and regional chains, some of which sell on a private label basis. No single customer accounted for more than 10% of net sales.

The Company has one active wholly-owned subsidiary: DMI Furniture, Inc. ("DMI"), which is a Louisville, Kentucky-based, manufacturer, importer and marketer of residential and commercial office furniture with manufacturing and warehouses in Indiana and manufacturing sources in Asia; DMI's divisions are WYNWOOD, Homestyles and DMI Commercial Office Furniture.

The Company operates in one reportable operating segment, furniture products. Our furniture products business involves the distribution of manufactured and imported products consisting of a broad line of upholstered and wooden furniture for residential, recreational vehicle, and commercial markets. Set forth below is information for the past three fiscal years showing the Company's net sales attributable to each of the areas of application (in thousands):

	FOR THE YEARS ENDED JUNE 30,		
	2009	2008	2007
Residential	$ 230,727	$ 258,084	$ 259,710
Recreational Vehicle	16,197	56,090	66,165
Commercial	77,234	91,481	99,525
	$ 324,158	$ 405,655	$ 425,400

Manufacturing and Offshore Sourcing

We integrate our manufactured products with finished products acquired from offshore suppliers who can meet our quality specification and scheduling requirements. We will continue to pursue and refine this blended strategy, offering customers manufactured goods, products manufactured utilizing imported component parts, and ready-to-deliver imported products. The Company believes that it best serves customers by offering products from each of these categories to assist customers in reaching specific consumers with varied price points, styles and product categories. This blended focus on products allows the Company to provide a wide range of options to satisfy customer requirements.

We operate manufacturing facilities that are located in Arkansas, California, Georgia, Indiana, Iowa, Mississippi and Juarez, Mexico. These manufacturing operations are integral to our product offerings and distribution strategy by offering smaller and more frequent product runs of a wider product selection. We identify and eliminate manufacturing inefficiencies and adjust manufacturing schedules on a daily basis to meet customer requirements. We have established relationships with key suppliers to ensure prompt delivery of quality component parts. Our production includes the use of selected offshore component parts to enhance our product quality and value in the marketplace.

Competition

The furniture industry is highly competitive and includes a large number of domestic and foreign manufacturers and distributors, none of which dominates the market. The competition has increased from foreign manufacturers, in countries such as China, which have lower production costs, and through direct importing by certain large retailers. The markets in which we compete include a large number of relatively small manufacturers; however, certain competitors have substantially greater sales volumes and financial resources than we have. Our products compete based on style, quality, price, delivery, service and durability. We believe that our manufacturing capabilities, facility locations, commitment to customers, product quality and value and experienced production, marketing and management teams, aided by offshore sourced components and finished product, are our competitive advantages.

Seasonality

The Company's business is not considered seasonal.

Foreign Operations

The Company makes minimal export sales. At June 30, 2009, the Company had 76 employees located in Asia to inspect and coordinate the delivery of purchased products.

Customer Backlog

The approximate backlog of customer orders believed to be firm as of the end of the current fiscal year and the prior two fiscal years were as follows (in thousands):

June 30, 2009	June 30, 2008	June 30, 2007
$ 35,200	$ 45,700	$ 50,900

Raw Materials

The Company utilizes various types of wood, fabrics, leathers, upholstered filling material, high carbon spring steel, bar and wire stock, polyurethane and other raw materials in manufacturing furniture. While the Company purchases these materials from numerous outside suppliers, both domestic and offshore, it is not dependent upon any single source of supply. The costs of certain raw materials fluctuate, but all continue to be readily available.

Working Capital Practices

For a discussion of the Company's working capital practices, see "Liquidity and Capital Resources" in Item 7 of this Annual Report on Form 10-K.

Industry Factors

The Company has exposure to actions by governments, including tariffs. Tariffs are a possibility on any imported or exported products.

Government Regulations

The Company is subject to various local, state, and federal laws, regulations and agencies that affect businesses generally. These include regulations promulgated by federal and state environmental and health agencies, the federal Occupational Safety and Health Administration, and laws pertaining to the hiring, treatment, safety, and discharge of employees.

Environmental Matters

The Company is subject to environmental laws and regulations with respect to product content and industrial waste. Compliance with these laws and regulations has not had a material impact on our capital expenditures, earnings, or competitive position.

Trademarks, Patents and Licenses

The Company owns the American and Canadian improvement patents to its Flexsteel seat spring, as well as patents on convertible beds and various other recreational vehicle seating products. The Company owns certain trademarks in connection with its furniture products, which trademarks are due to expire on dates ranging from 2011 to 2020. The Company does not consider its trademarks, patents and licenses material to its business.

It is not common in the furniture industry to obtain a patent for a furniture design. If a particular design of a furniture manufacturer is well accepted in the marketplace, it is common for other manufacturers to imitate the same design without recourse by the furniture manufacturer who initially introduced the design. Furniture products are designed by the Company's own design staff and through the services of independent designers. New models and designs of furniture, as well as new fabrics, are introduced continuously. In the last three fiscal years, these design activities involved the following expenditures (in thousands):

Fiscal Year Ended June 30,	**Expenditures**
2009	$2,680
2008	$3,130
2007	$3,270

Employees

The Company had approximately 1,400 employees as of June 30, 2009 including approximately 300 employees that are covered by collective bargaining agreements. Management believes it has good relations with employees.

Website and Available Information

Our website is located at www.flexsteel.com. Information on the website does not constitute part of this Annual Report on Form 10-K.

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission ("SEC"), other SEC reports filed or furnished and our *Guidelines for Business Conduct* are available, without charge, on the Company's website at www.flexsteel.com or by writing to the Office of the Secretary, Flexsteel Industries, Inc., P. O. Box 877, Dubuque, IA 52004-0877.

Item 1A – Risk Factors

Our business is subject to a variety of risks. You should carefully consider the risk factors detailed below in conjunction with the other information contained in this Annual Report on Form 10-K. Should any of these risks actually materialize, our business, financial condition, and future prospects could be negatively impacted. These risks are not the only ones we face. There may be additional factors that are presently unknown to us or that we currently believe to be immaterial that could affect our business.

The current economic downturn could continue to result in a decrease in our sales and earnings.

The current economic downturn has caused a decrease in our sales and earnings, particularly in recreational vehicle product applications. This economic downturn has and will likely continue to affect near-term consumer-spending habits by decreasing the overall demand for home furnishings, recreational vehicles and commercial products. Interest rates, consumer confidence, fuel costs, credit availability, unemployment levels, housing starts, and geopolitical factors that affect many other businesses are particularly significant to our business because many of our products are discretionary consumer goods.

We may lose market share due to competition, which would decrease our future sales and earnings.

The furniture industry is very competitive and fragmented. We compete with many domestic and foreign manufacturers and distributors. Some competitors have greater financial resources than we have and some often offer extensively advertised, well-recognized, branded products. Additionally, competition from foreign producers has increased dramatically in the past few years. These foreign producers typically have lower selling prices due to their lower operating costs. As a result, we may not be able to maintain or to raise the prices of our products in response to such competitive pressures or increasing costs. Also, due to the large number of competitors and their wide range of product offerings, we may not be able to differentiate our products (through styling, finish and other construction techniques) from those of our competitors. Large retail furniture dealers have the ability to obtain offshore sourcing on their own. As a result, we are continually subject to the risk of losing market share, which may lower our sales and earnings.

Our offshore capabilities provide flexibility in product offerings and pricing to meet competitive pressures, but this approach may adversely affect our ability to service customers, which could lower future sales and earnings.

We acquire a portion of our finished goods and components used in our manufacturing operations from foreign vendors. These vendors are located primarily in Southeast Asia. The delivery of goods from these vendors may be delayed for reasons not typically encountered with U.S. suppliers including shipment delays caused by customs, dockworker labor issues, changes in political, economic and social conditions, laws and regulations. This could make it more difficult to service our customers resulting in lower sales and earnings.

Efforts to realign manufacturing could decrease our near-term earnings.

We continually review our manufacturing operations and offshore sourcing capabilities. As a result, we sometimes realign those operations and capabilities and institute cost savings programs. These programs can include the consolidation and integration of facilities, functions, systems and procedures. We also may shift certain products to or from domestic manufacturing to offshore sourcing. These realignments and cost savings programs generally involve some initial cost and can result in decreases in our near-term earnings until we achieve the expected cost reductions. We may not always accomplish these actions as quickly as anticipated, and we may not fully achieve the expected cost reductions.

If we experience fluctuations in the price, availability and quality of raw materials, this could cause manufacturing delays, adversely affect our ability to provide goods to our customers and increase our costs, any of which could decrease our sales and earnings.

We use various types of wood, fabrics, leathers, upholstered filling material, high carbon spring steel, bar and wire stock and other raw materials in manufacturing furniture. Because we are dependent on outside suppliers for all of our raw material needs, we must obtain sufficient quantities of quality raw materials from our suppliers at acceptable prices and in a timely manner. We do not utilize long-term supply contracts with our suppliers. Unfavorable fluctuations in the price, quality and availability of these raw materials could negatively affect our ability to meet demands of our customers and have a negative impact on product margin. The inability to meet our customers' demands could result in the loss of future sales, and we may not always be able to pass along price increases to our customers due to competitive and marketing pressures.

If we experience the loss of large customers through business failures (or for other reasons) or any extended business interruptions at our manufacturing facilities, this could decrease our future sales and earnings. Our failure to anticipate or respond to changes in consumer tastes and fashions in a timely manner could adversely affect our business and decrease our sales and earnings.

Although we have no customers that individually represent 10% or more of our net sales, the possibility of business failures by, or the loss of, large customers could decrease our future sales and earnings. Lost sales may be difficult to replace and any amounts owed to us may become uncollectible. Our inability to fill customer orders during an extended business interruption could negatively impact existing customer relationships resulting in market share decreases.

Furniture is a styled product and is subject to rapidly changing consumer trends and tastes and upholstered furniture is highly fashion oriented, and if we are not able to acquire sufficient fabric variety, or if we are unable to predict or respond to changes in fashion trends, we may lose sales and have to sell excess inventory at reduced prices.

At times it is necessary we discontinue certain relationships with customers (retailers, O.E.M. manufacturers and others) who do not meet our growth, credit or profitability standards. Until realignment is established, there can be a decrease in near-term sales and earnings. We continually review relationships with our customers and future realignments are possible based upon such ongoing reviews.

We are, and may in the future be, a party to legal proceedings and claims, including those involving product liability or environmental matters, some of which claim significant damages and could adversely affect our business, operating results and financial condition.

We face the business risk of exposure to product liability claims in the event that the use of any of our products results in personal injury or property damage. In the event any of our products prove to be defective, we may be required to recall or redesign such products. We maintain insurance against product liability claims, but there can be no assurance such coverage will continue to be available on terms acceptable to us or that such coverage will be adequate for liabilities actually incurred.

Given the inherent uncertainty of litigation, we can offer no assurance future litigation will not have a material adverse impact on our business, operating results or financial condition. We are also subject to various laws and regulations relating to environmental protection and the discharge of materials into the environment and we could incur substantial costs as a result of the noncompliance with, or liability for cleanup or other costs or damages under, environmental laws.

We may engage in acquisitions and investments in businesses, which could dilute our earnings per share and decrease the value of our common stock.

As part of our business strategy, we may make acquisitions and investments in businesses that offer complementary products. Risks commonly encountered in acquisitions include the possibility that we pay more than the acquired company or assets are worth, the difficulty of assimilating the operations and personnel of the acquired business, the potential disruption of our ongoing business and the distraction of our management from ongoing business. Consideration paid for future acquisitions could be in the form of cash or stock or a combination thereof. Dilution to existing stockholders and to earnings per share may result in connection with any such future acquisition.

Restrictive covenants in our existing credit facilities may restrict our ability to pursue our business strategies.

Our existing credit facilities limit our ability, among other things, to: incur additional indebtedness; merge, sell or otherwise dispose of all or substantially all of our assets; and create liens.

The restrictions contained in our credit facilities could: limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our best interest.

A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under our credit facilities. If a default occurs, the lender under our credit agreement may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable which would result in an event of default under our outstanding notes. The lender will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lender will also have the right to initiate collection proceedings against us.

Terms of collective bargaining agreements and labor disruptions could adversely impact our results of operations.

We employ approximately 1,400 people, 20% of whom are covered by union contracts. Where a significant portion of our workers are unionized, our ability to implement productivity improvements and effect savings with respect to health care, pension and other retirement costs is more restricted than in many nonunion operations as a result of various restrictions specified in our collective bargaining agreements. Terms of collective bargaining agreements that prevent us from competing effectively could adversely affect our financial condition, results of operations and cash flows. We are committed to working with those groups to resolve conflicts as they arise. However, there can be no assurance that these efforts will be successful.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company owns the following facilities as of June 30, 2009:

Location	Approximate Size (square feet)	Principal Operations
Dubuque, Iowa	853,000	Manufacturing, Warehouse and Corporate Offices
Lancaster, Pennsylvania	216,000	Warehouse
Riverside, California	236,000	Manufacturing
	69,000	Warehouse
Dublin, Georgia	300,000	Manufacturing
Harrison, Arkansas	221,000	Manufacturing
Starkville, Mississippi	349,000	Manufacturing
New Paris, Indiana	168,000	Held for sale
Huntingburg, Indiana	612,000	Warehouse
	79,000	Manufacturing

The Company leases the following facilities as of June 30, 2009:

Location	Approximate Size (square feet)	Principal Operations
Vancouver, Washington	16,000	Warehouse
Louisville, Kentucky	15,000	Administrative Offices
Ferdinand, Indiana	158,000	Warehouse
Juarez, Mexico	48,000	Manufacturing

The Company's operating plants are well suited for their manufacturing purposes and have been updated and expanded from time to time as conditions warrant. Management believes there is adequate production capacity at the Company's facilities to meet present market demands.

The Company leases showrooms for displaying its products in the furniture markets in High Point, North Carolina and Las Vegas, Nevada.

Item 3. Legal Proceedings

From time to time, the Company is subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of the Company's business. The Company does not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to its business or likely to result in a material adverse effect on its consolidated operating results, financial condition, or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

During the quarter ended June 30, 2009 no matter was submitted to a vote of security holders.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Share Investment Performance

The following graph is based upon the SIC Code #251 Household Furniture Index as a peer group. It shows changes over the past five-year period in the value of $100 invested in: (1) Flexsteel's common stock; (2) The NASDAQ Global Market; and (3) an industry peer group of the following: Bassett Furniture Ind., Chromcraft Revington Inc., Ethan Allen Interiors, Furniture Brands Intl., Hooker Furniture Corp., Interface Inc., Kimball International, La-Z-Boy Inc., Natuzzi S.P.A., and Stanley Furniture Inc.



Five-Year Cumulative Total Returns
Value of $100 Invested on June 30, 2004
150.00
125.00
100.00
75.00
50.00
25.00
0.00
2004
2005
2006
2007
2008
2009
FLEXSTEEL
NASDAQ
Peer Group

	2004	2005	2006	2007	2008	2009
Flexsteel	100.00	62.81	59.26	68.64	55.49	43.36
Peer Group	100.00	90.14	98.61	94.53	66.96	33.43
NASDAQ	100.00	101.09	107.64	129.93	115.40	93.33

The NASDAQ Global Market is the principal market on which the Company's common stock is traded.

	Sale Price of Common Stock *				Cash Dividends Per Share	
	Fiscal 2009		Fiscal 2008			
	High	Low	High	Low	Fiscal 2009	Fiscal 2008
First Quarter............	$ 12.18	$ 9.50	$ 14.75	$ 12.92	$ 0.13	$ 0.13
Second Quarter	10.99	6.68	14.86	11.60	0.13	0.13
Third Quarter	7.96	5.11	14.50	11.00	0.05	0.13
Fourth Quarter	9.00	4.98	13.98	11.01	0.05	0.13

* Reflects the market price as reported on The NASDAQ Global Market.

The Company estimates there were approximately 1,600 holders of common stock of the Company as of June 30, 2009.

There were no repurchases of the Company's common stock during the quarter ended June 30, 2009.

Item 6. Selected Financial Data

The selected financial data presented below should be read in conjunction with the Company's consolidated financial statements and notes thereto included in Item 8 of this Annual Report on Form 10-K and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Annual Report on Form 10-K. The selected consolidated statement of operations data of the Company is derived from the Company's consolidated financial statements.

Five-Year Review

(Amounts in thousands, except certain ratios and per share data)

	2009	2008	2007	2006	2005
SUMMARY OF OPERATIONS					
Net sales	$ 324,158	$ 405,655	$ 425,400	$ 426,408	$ 410,023
Cost of goods sold	263,083	327,165	344,177	345,068	334,978
Operating (loss) income	(2,272)	7,596	14,699	8,561	7,258
Interest and other income	661	469	1,277	775	628
Interest expense	969	1,468	1,491	1,557	990
(Loss) income before income taxes	(2,579)	6,596	14,484	7,778	6,896
Income tax (benefit) provision (5)	(1,070)	2,360	5,150	3,060	1,990
Net (loss) income (1) (2) (3) (4) (5)	(1,509)	4,236	9,334	4,718	4,906
(Loss) earnings per common share: (1) (2) (3) (4) (5)					
Basic	(0.23)	0.64	1.42	0.72	0.75
Diluted	(0.23)	0.64	1.42	0.72	0.74
Cash dividends declared per common share	$ 0.36	$ 0.52	$ 0.52	$ 0.52	$ 0.52
SELECTED DATA AS OF JUNE 30					
Average common shares outstanding:					
Basic	6,576	6,574	6,568	6,558	6,531
Diluted	6,576	6,611	6,583	6,577	6,601
Total assets	$ 150,971	$ 179,906	$ 185,014	$ 184,176	$ 165,221
Property, plant and equipment, net	23,298	26,372	28,168	24,158	26,141
Capital expenditures	1,203	1,228	10,839	3,411	3,347
Long-term debt	–	20,811	21,336	21,846	12,800
Working capital (current assets less current liabilities)	78,416	100,920	97,902	95,551	83,952
Shareholders' equity	$ 106,998	$ 112,752	$ 112,679	$ 106,066	$ 103,361
SELECTED RATIOS					
Net (loss) income, as a percent of sales	(0.5)	1.0	2.2	1.1	1.2
Current ratio	3.2 to 1	3.5 to 1	3.2 to 1	2.9 to 1	3.0 to 1
Return on ending shareholders' equity, as a percent of sales	(1.4)	3.8	8.3	4.5	4.8
Average number of employees	1,600	2,140	2,290	2,400	2,460

(1) Fiscal 2009 net loss and per share amounts reflect facility consolidation and other costs (after tax) of $1.5 million or $(0.23) per share.

(2) Fiscal 2007 net income and per share amounts reflect the net gain (after tax) on sale of building of approximately $2.5 million or $0.37 per share, the gain on life insurance of $0.6 million or $0.08 per share and the net gain (after tax) on the sale of vacant land of approximately $0.2 million or $0.04 per share.

(3) Fiscal 2009, 2008, 2007 and 2006 net (loss) income and per share amounts reflect the recording of stock-based compensation expense, as required by Statement of Financial Accounting Standard No. 123 (Revised), of $0.1 million, $0.1 million, $0.2 million and $0.4 million (after tax), respectively, or $0.02 per share, $0.02 per share, $0.04 per share and $0.06 per share, respectively.

(4) Fiscal 2005 net income and per share amounts reflect a net gain (after tax) on the sale of facilities of approximately $0.5 million or $0.08 per share.

(5) During Fiscal 2005, an examination by the Internal Revenue Service of the Company's federal income tax returns for the fiscal years ended June 30, 2004 and 2005 was completed. Due to the favorable settlement results, the Company reduced its estimate of accrued tax liabilities by $0.7 million. The decrease resulted in an income tax rate of 30.6% for the fiscal year ended June 30, 2005.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The following analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

Critical Accounting Policies

The discussion and analysis of the Company's consolidated financial statements and results of operations are based on consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of these consolidated financial statements requires the use of estimates and judgments that affect the reported results. The Company uses estimates based on the best information available in recording transactions and balances resulting from business operations. Estimates are used for such items as collectibility of trade accounts receivable, inventory valuation, depreciable lives, self-insurance programs, warranty costs and income taxes. Ultimate results may differ from these estimates under different assumptions or conditions.

Allowance for doubtful accounts – the Company establishes an allowance for doubtful accounts through review of open accounts, and historical collection and allowances amounts. The allowance for doubtful accounts is intended to reduce trade accounts receivable to the amount that reasonably approximates their net realizable fair value due to their short-term nature. The amount ultimately realized from trade accounts receivable may differ from the amount estimated in the consolidated financial statements based on collection experience and actual returns and allowances.

Inventories – the Company values inventory at the lower of cost or market. A large portion of our finished goods inventory is made to order and many of our raw material parts are interchangeable between products. Management assesses the inventory on hand and if necessary writes down the obsolete or excess inventory to market.

Revenue recognition – is upon delivery of product to our customer and when collectibility is reasonably assured. Delivery of product to our customer is evidenced through the shipping terms indicating when title and risk of loss is transferred. Our ordering process creates persuasive evidence of the sale arrangement and the sales amount is determined. The delivery of the goods to our customer completes the earnings process. Net sales consist of product sales and related delivery charge revenue, net of adjustments for returns and allowances. Shipping and handling costs are included in cost of goods sold.

Recently Issued Accounting Pronouncements

See Item 8. Note 1 to the Company's Consolidated Financial Statements.

Results of Operations

The following table has been prepared as an aid in understanding the Company's results of operations on a comparative basis for the fiscal years ended June 30, 2009, 2008 and 2007. Amounts presented are percentages of the Company's net sales.

	FOR THE YEARS ENDED JUNE 30,		
	2009	2008	2007
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(81.2)	(80.7)	(80.9)
Gross margin	18.8	19.3	19.1
Selling, general and administrative	(18.8)	(17.5)	(16.7)
Facility consolidation and other charges	(0.8)	–	–
Gain on sale of land and building	–	–	1.0
Operating (loss) income	(0.8)	1.8	3.4
Other expense, net	0.0	(0.2)	0.0
(Loss) income before income taxes	(0.8)	1.6	3.4
Income tax benefit (provision)	0.3	(0.6)	(1.2)
Net (loss) income	(0.5)%	1.0%	2.2%

Fiscal 2009 Compared to Fiscal 2008

Net sales for the fiscal year ended June 30, 2009 were $324.2 million compared to $405.7 million in the prior fiscal year, a decrease of 20.1%. Residential net sales were $230.7 million compared to $258.1 million in the fiscal year ended June 30, 2008, a decrease of 10.6%. Commercial net sales were $77.2 million for the fiscal year ended June 30, 2009, a decrease of 15.6% from net sales of $91.5 million for the fiscal year ended June 30, 2008. Recreational vehicle net sales were $16.2 million for the fiscal year ended June 30, 2009, a decrease of 71.1% from $56.1 million for the fiscal year ended June 30, 2008.

The recreational vehicle industry continues to be the hardest hit product category with the initial impact of high fuel costs compounded by credit tightening and lack of consumer confidence in the economy as a whole. Recreational vehicle industry published data indicates that motor home unit sales, the sector that encompasses the majority of our sales, are down nearly 80%. The commercial seating product category held up well early in our fiscal year, but fell considerably as the U. S. economy contracted and credit tightened. We believe that our residential product category has performed reasonably well in relation to our competition. However, residential furniture remains a deferrable purchase item and is adversely impacted by tighter consumer credit, higher unemployment and low levels of consumer confidence.

Gross margin for the fiscal years ended June 30, 2009 and 2008 was 18.8% and 19.3%, respectively. The decrease in gross margin percentage for the year is primarily due to an approximate $2.0 million adjustment to realizable value on inventory and to a lesser extent to under-utilization of capacity on significantly lower sales volume. These factors were partially offset by a LIFO benefit increase of approximately $0.6 million.

Selling, general and administrative expenses were 18.8% and 17.5% of net sales for the fiscal years ended June 30, 2009 and 2008, respectively. The percentage increase in selling, general and administrative costs is primarily due to under-absorption of fixed costs on the lower sales volume and the lag time in reducing advertising and other sales support costs to the lower volume.

The Company recorded $2.6 million in facility consolidation and employee separation costs during fiscal year 2009. These costs related to consolidating manufacturing operations and workforce reductions to bring production capacity in line with current and expected demand for the Company's products.

Interest expense decreased $0.5 million to $1.0 million for the fiscal year ended June 30, 2009 due to lower borrowings and interest rates.

Although the Company's full year tax rate is typically in the 35% - 39% range, fiscal year ended June 30, 2009 reflects an effective income tax benefit rate of 41.5% due to losses or low level of earnings in various tax jurisdictions. The effective income tax expense rate was 35.8% for the fiscal year ended June 30, 2008.

The above factors resulted in net loss for the fiscal year ended June 30, 2009 of $1.5 million or $0.23 per share compared to net income of $4.2 million or $0.64 per share for the fiscal year ended June 30, 2008.

All earnings per share amounts are on a diluted basis.

Fiscal 2008 Compared to Fiscal 2007

Net sales for the fiscal year ended June 30, 2008 were $405.7 million compared to $425.4 million in the prior fiscal year, a decrease of 4.6%. Residential net sales were $258.1 million compared to $259.7 million in the fiscal year ended June 30, 2007, a decrease of 0.6%. Commercial net sales were $91.5 million for the fiscal year ended June 30, 2008, a decrease of 8.1% from the fiscal year ended June 30, 2007. Recreational vehicle net sales were $56.1 million for the fiscal year ended June 30, 2008, a decrease of 15.2% from the fiscal year ended June 30, 2007. The fiscal year decline in all net sales categories is due to a generally soft market environment.

Net income for the fiscal year ended June 30, 2008 was $4.2 million or $0.64 per share compared to $9.3 million or $1.42 per share in the fiscal year ended June 30, 2007. Results for the fiscal year ended June 30, 2007 were favorably impacted by three significant non-recurring events. The Company sold a commercial property, which resulted in a pre-tax gain of approximately $4.0 million, or $0.37 per share after tax. The Company recognized a pre-tax gain on the sale of vacant land of approximately $0.4 million or $0.04 per share after tax. These gains are reported as "Gain on sale of capital assets" in the Consolidated Statements of Operations. The Company also realized a non-taxable gain on life insurance of $0.6 million, or $0.08 per share. This gain is included in "Interest and other income" in the Consolidated Statements of Operations.

Gross margin for the fiscal years ended June 30, 2008 and 2007 was 19.3% and 19.1%, respectively.

Selling, general and administrative expenses were 17.5 % and 16.7% of net sales for the fiscal years ended June 30, 2008 and 2007, respectively. The percentage increase in selling, general and administrative costs compared to the prior fiscal year is due primarily to higher marketing and sales support expenses and higher bad debt expense of $1.1 million on reduced revenues on a year over year basis.

The effective income tax rate for the fiscal year ended June 30, 2008 was 35.8%, reflecting lower net income compared to the prior year. The effective income tax rate was 35.6% for the fiscal year ended June 30, 2007. The 2007 rate was reduced by approximately 1.4% due to the non-taxable life insurance gain.

The above factors resulted in net income for the fiscal year ended June 30, 2008 of $4.2 million or $0.64 per share compared to $9.3 million or $1.42 per share for the fiscal year ended June 30, 2007.

All earnings per share amounts are on a diluted basis.

Liquidity and Capital Resources

Net cash provided by operating activities was $17.3 million for fiscal year 2009 compared to $8.7 million in fiscal year 2008. Cash from operating activities was used primarily to reduce borrowings by $16.0 million and pay dividends of $2.9 million. Significant changes in working capital from June 30, 2008 to June 30, 2009 included decreased accounts receivable of $12.5 million, decreased inventory of $11.9 million and decreased accounts payable of $4.8 million. The decrease in receivables is related to lower shipment volume. Lower customer demand for our products reduced production levels and finished product purchases which resulted in an inventory decrease. The decrease in accounts payable related to lower purchase volume based on current demand. The Company expects that due to the nature of our operations that there will be continuing fluctuations in accounts receivable, inventory, accounts payable, and cash flows from operations due to the following: (i) we purchase selected inventory items from offshore suppliers with long lead times and depending on the timing of the delivery of those orders inventory levels can be greatly impacted, and (ii) we have various customers that purchase large quantities of inventory periodically and the timing of those purchases can significantly impact inventory levels, accounts receivable, accounts payable and short-term borrowings. As discussed below the Company believes it has adequate financing arrangements and access to capital to absorb these fluctuations in operating cash flow.

Net cash provided by investing activities was $0.4 million in fiscal year 2009 compared to cash used in investing activities of $1.0 million in fiscal year 2008. Proceeds from the sale of investments were $1.5 million. Proceeds from the sale of capital assets were $0.7 million. Capital expenditures were $1.2 million for the fiscal year ended 2009. Depreciation and amortization expense was $3.7 million and $4.4 million for the fiscal years ended June 30, 2009 and 2008, respectively. The Company expects that capital expenditures will be approximately $2.0 million in fiscal year 2010.

Net cash used in financing activities was $18.8 million in fiscal year 2009 compared to $5.8 million in fiscal year 2008. Cash from operating activities was used to reduce borrowings by $16.0 million and pay dividends of $2.9 million. Borrowings were reduced by $2.4 million and dividends paid were $3.4 million in fiscal year 2008.

Management believes that the Company has adequate cash and credit arrangements to meet its operating and capital requirements for fiscal year 2010. In the opinion of management, the Company's liquidity and credit resources provide it with the ability to react to opportunities as they arise, to pay quarterly dividends to its shareholders, and to purchase productive capital assets that enhance safety and improve operations. However, should the current economic conditions continue for an extended period of time or deteriorate significantly, we would further evaluate all uses of cash and credit facilities, including the payment of dividends and purchase of capital assets.

At June 30, 2009, the Company has no long-term debt obligations and therefore, no interest related to long-term debt. The following table summarizes the Company's contractual obligations at June 30, 2009 and the effect these obligations are expected to have on the Company's liquidity and cash flow in the future (in thousands):

	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Notes payable	$ 10,000	$ 10,000	$ –	$ –	$ –
Operating lease obligations	5,775	2,022	3,110	643	–
Total contractual obligations	$ 15,775	$ 12,022	$ 3,110	$ 643	$ –

Contractual obligations associated with the Company's deferred compensation plans were excluded from the table above as the Company cannot predict when the events that trigger payment will occur. Total accumulated deferred compensation liabilities were $5.0 million at June 30, 2009. At June 30, 2009 the Company had no capital lease obligations, and no purchase obligations for raw materials or finished goods. The purchase price on all open purchase orders was fixed and denominated in U.S. dollars. Additionally, the Company has excluded the FIN 48 reserve from the above table, as the timing of payments, if any, cannot be reasonably estimated.

Financing Arrangements

See Note 7 to the Consolidated Financial Statements on page 23 of this Annual Report on Form 10-K.

Outlook

We believe that the consolidation of manufacturing operations and workforce reductions that the Company completed during the fiscal year has brought production capacity and fixed overhead more in line with current and expected demand for our products. Company wide employment has been reduced approximately 30% over the past year through plant closures and workforce reductions related to business conditions.

Demand for our products is dependent on factors such as consumer confidence, affordable housing, reasonably attainable financing and an economy with low levels of unemployment and high levels of disposable income. These factors remain in depressed positions, and indications are that they will remain that way in the near-term. We are not anticipating significant improvements in market conditions at this time, and are managing our business on that basis.

While we expect that current business conditions will persist for the remainder of calendar year 2009, we remain optimistic that our strategy of a wide range of quality product offerings and price points to the residential, recreational vehicle and commercial markets combined with our conservative approach to business will be rewarded when business conditions improve. We will maintain our focus on a strong balance sheet during these challenging economic times through emphasis on cash flow and improving profitability.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

General – Market risk represents the risk of changes in the value of a financial instrument, derivative or non-derivative, caused by fluctuations in interest rates, foreign exchange rates and equity prices. As discussed below, management of the Company does not believe that changes in these factors could cause material fluctuations in the Company's results of operations or cash flows. The ability to import furniture products can be adversely affected by political issues in the countries where suppliers are located, disruptions associated with shipping distances and negotiations with port employees. Other risks related to furniture product importation include government imposition of regulations and/or quotas; duties and taxes on imports; and significant fluctuation in the value of the U.S. dollar against foreign currencies. Any of these factors could interrupt supply, increase costs and decrease earnings.

Foreign Currency Risk – During fiscal years 2009, 2008 and 2007, the Company did not have sales, purchases, or other expenses denominated in foreign currencies. As such, the Company is not exposed to market risk associated with currency exchange rates and prices.

Interest Rate Risk – The Company's primary market risk exposure with regard to financial instruments is changes in interest rates. At June 30, 2009, a hypothetical 100 basis point increase in short-term interest rates would decrease annual pre-tax earnings by approximately $50,000, assuming no change in the volume or composition of debt. As of June 30, 2009, the Company has effectively fixed the interest rates at 5.0% on approximately $10.0 million of its debt through the use of interest rate swaps, and the above estimated earnings reduction takes these swaps into account. On July 31, 2009, a $5.0 million swap matured. As of the date of this Annual Report on Form 10-K, the Company has effectively fixed its interest rate at 4.9% on approximately $5.0 million of its debt through the use of interest rate swaps. As of June 30, 2009 and 2008, the fair value of these swaps is a liability of approximately $0.3 million and is included in other long-term liabilities.

Tariffs – The Company has exposure to actions by governments, including tariffs. Tariffs are a possibility on any imported or exported products.

Inflation – Increased operating costs are reflected in product or services pricing with any limitations on price increases determined by the marketplace. The impact of inflation on the Company has not been significant during the past three years because of the relatively low rates of inflation experienced in the United States. Raw material costs, labor costs and interest rates are important components of costs for the Company. Inflation or other pricing pressures could impact any or all of these components, with a possible adverse effect on our profitability, especially where increases in these costs exceed price increases on finished products. In recent years, the Company has faced strong inflationary and other pricing pressures with respect to steel, fuel and health care costs, which have been partially mitigated by pricing adjustments.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Flexsteel Industries, Inc.

We have audited the accompanying consolidated balance sheets of Flexsteel Industries, Inc. and subsidiaries (the "Company") as of June 30, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Flexsteel Industries, Inc. and subsidiaries at June 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
August 26, 2009

FLEXSTEEL INDUSTRIES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	JUNE 30,	
ASSETS	**2009**	**2008**
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,713,717	$ 2,841,323
Investments	–	1,160,066
Trade receivables – less allowance for doubtful accounts: 2009, $1,760,000; 2008, $2,110,000	31,282,511	43,783,224
Inventories	73,844,345	85,791,400
Deferred income taxes	3,960,000	4,210,000
Other	3,912,528	2,853,634
Total current assets	114,713,101	140,639,647
NONCURRENT ASSETS:		
Property, plant and equipment, net	23,297,643	26,372,392
Deferred income taxes	2,145,187	1,392,187
Other assets	10,815,052	11,501,992
TOTAL	$ 150,970,983	$ 179,906,218
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable – trade	$ 9,744,658	$ 14,580,275
Notes payable and current maturities on long-term debt	10,000,000	5,142,945
Accrued liabilities:		
Payroll and related items	4,937,712	6,759,941
Insurance	6,519,538	7,176,799
Other	5,095,162	6,059,575
Total current liabilities	36,297,070	39,719,535
LONG-TERM LIABILITIES:		
Long-term debt	–	20,810,597
Deferred compensation	4,991,435	5,343,545
Other liabilities	2,684,914	1,280,154
Total liabilities	43,973,419	67,153,831
COMMITMENTS AND CONTINGENCIES (Note 13)		
SHAREHOLDERS' EQUITY:		
Cumulative preferred stock – $50 par value; authorized 60,000 shares; outstanding – none		
Undesignated (subordinated) stock – $1 par value; authorized 700,000 shares; outstanding – none		
Common stock – $1 par value; authorized 15,000,000 shares; outstanding 2009, 6,576,373 shares; 2008, 6,575,633 shares	6,576,373	6,575,633
Additional paid-in capital	4,369,263	4,255,996
Retained earnings	97,815,822	101,692,431
Accumulated other comprehensive (loss) income	(1,763,894)	228,327
Total shareholders' equity	106,997,564	112,752,387
TOTAL	$ 150,970,983	$ 179,906,218

See accompanying Notes to Consolidated Financial Statements.

FLEXSTEEL INDUSTRIES, INC. AND SUBSIDIARIES
Consolidated Statements of Operations

	FOR THE YEARS ENDED JUNE 30,		
	2009	2008	2007
NET SALES	$ 324,157,556	$ 405,654,829	$ 425,399,951
COST OF GOODS SOLD	(263,083,274)	(327,165,396)	(344,176,763)
GROSS MARGIN	61,074,282	78,489,433	81,223,188
SELLING, GENERAL AND ADMINISTRATIVE	(60,791,151)	(70,893,485)	(70,895,260)
FACILITY CONSOLIDATION AND OTHER CHARGES	(2,554,771)	–	–
GAIN ON SALE OF CAPITAL ASSETS	–	–	4,370,712
OPERATING (LOSS) INCOME	(2,271,640)	7,595,948	14,698,640
OTHER INCOME (EXPENSE):			
Interest and other income	661,058	468,933	1,276,857
Interest expense	(968,762)	(1,468,476)	(1,491,510)
Total	(307,704)	(999,543)	(214,653)
(LOSS) INCOME BEFORE INCOME TAXES	(2,579,344)	6,596,405	14,483,987
INCOME TAX BENEFIT (PROVISION)	1,070,000	(2,360,000)	(5,150,000)
NET (LOSS) INCOME	$ (1,509,344)	$ 4,236,405	$ 9,333,987
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:			
Basic	6,576,373	6,573,999	6,567,522
Diluted	6,576,373	6,611,136	6,582,558
(LOSS) EARNINGS PER SHARE OF COMMON STOCK:			
Basic	$ (0.23)	$ 0.64	$ 1.42
Diluted	$ (0.23)	$ 0.64	$ 1.42
CASH DIVIDENDS DECLARED PER COMMON SHARE	$ 0.36	$ 0.52	$ 0.52

See accompanying Notes to Consolidated Financial Statements.

FLEXSTEEL INDUSTRIES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders' Equity

	Total Par Value of Common Shares ($1 Par)	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
Balance at July 1, 2006	$ 6,563,750	$ 3,670,152	$ 95,065,832	$ 766,112	$ 106,065,846
Issuance of common stock:					
Stock options exercised, net	1,566	10,891	–	–	12,457
401(k) plan shares	5,151	58,413	–	–	63,564
Unrealized gain on available for sale investments, net of tax	–	–	–	301,611	301,611
Stock-based compensation	–	274,000	–	–	274,000
Interest rate swaps valuation adjustment, net of tax	–	–	–	(168,137)	(168,137)
SFAS No. 87 minimum pension liability	–	–	–	254,638	254,638
SFAS No. 158 transition adjustment	–	–	–	(44,093)	(44,093)
Cash dividends declared	–	–	(3,415,242)	–	(3,415,242)
Net income	–	–	9,333,987	–	9,333,987
Balance at June 30, 2007	6,570,467	4,013,456	100,984,577	1,110,131	112,678,631
Adoption of FIN 48	–	–	(110,000)	–	(110,000)
Issuance of common stock:					
Stock options exercised, net	1,642	13,314	–	–	14,956
401(k) plan shares	3,524	43,226	–	–	46,750
Unrealized loss on available for sale investments, net of tax	–	–	–	(84,342)	(84,342)
Stock-based compensation	–	186,000	–	–	186,000
Interest rate swaps valuation adjustment, net of tax	–	–	–	(273,062)	(273,062)
Minimum pension liability adjustment, net of tax	–	–	–	(524,400)	(524,400)
Cash dividends declared	–	–	(3,418,551)	–	(3,418,551)
Net income	–	–	4,236,405	–	4,236,405
Balance at June 30, 2008	6,575,633	4,255,996	101,692,431	228,327	112,752,387
Issuance of common stock:					
Stock options exercised, net	740	(733)	–	–	7
Unrealized loss on available for sale investments, net of tax	–	–	–	(1,022,289)	(1,022,289)
Stock-based compensation	–	114,000	–	–	114,000
Interest rate swaps valuation adjustment, net of tax	–	–	–	(1,414)	(1,414)
Minimum pension liability adjustment, net of tax	–	–	–	(968,518)	(968,518)
Cash dividends declared	–	–	(2,367,265)	–	(2,367,265)
Net loss	–	–	(1,509,344)	–	(1,509,344)
Balance at June 30, 2009	$ 6,576,373	$ 4,369,263	$ 97,815,822	$ (1,763,894)	$ 106,997,564

See accompanying Notes to Consolidated Financial Statements.

FLEXSTEEL INDUSTRIES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	FOR THE YEARS ENDED JUNE 30, 2009	2008	2007
OPERATING ACTIVITIES:			
Net (loss) income	$ (1,509,344)	$ 4,236,405	$ 9,333,987
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,733,353	4,437,903	5,270,651
Deferred income taxes	449,296	349,294	1,464,664
Stock-based compensation expense	114,000	186,000	274,000
Other non-cash, net	14,048	(88,309)	–
Gain on disposition of capital assets	(251,909)	(49,180)	(4,407,682)
Gain on sale of investments	(462,473)	–	–
Impairment of long-lived assets	137,638	–	–
Changes in operating assets and liabilities:			
Trade receivables	12,500,712	12,490,650	(5,094,083)
Inventories	11,947,055	(7,034,415)	6,012,987
Other current assets	(781,872)	(655,486)	255,076
Other assets	(287,869)	(292,485)	57,919
Accounts payable – trade	(4,848,593)	(2,188,444)	(2,160,950)
Accrued liabilities	(2,917,889)	(2,272,811)	(631,804)
Other long-term liabilities	(177,938)	(197,497)	(411,588)
Deferred compensation	(352,110)	(191,568)	327,938
Net cash provided by operating activities	17,306,105	8,730,057	10,291,115
INVESTING ACTIVITIES:			
Purchases of investments	(520,233)	(631,704)	(774,964)
Proceeds from sales of investments	1,460,320	762,783	476,840
Proceeds from sale of capital assets	676,016	73,847	6,039,946
Capital expenditures	(1,202,993)	(1,227,863)	(10,839,479)
Net cash provided by (used in) investing activities	413,110	(1,022,937)	(5,097,657)
FINANCING ACTIVITIES:			
Proceeds from (repayments of) short-term borrowings, net	4,857,055	(1,912,683)	(2,470,729)
Repayment of long-term borrowings	(20,810,597)	(500,186)	(475,889)
Dividends paid	(2,893,279)	(3,414,960)	(3,414,369)
Proceeds from issuance of common stock	–	61,706	82,087
Net cash used in financing activities	(18,846,821)	(5,766,123)	(6,278,900)
(Decrease) increase in cash and cash equivalents	(1,127,606)	1,940,997	(1,085,442)
Cash and cash equivalents at beginning of year	2,841,323	900,326	1,985,768
Cash and cash equivalents at end of year	$ 1,713,717	$ 2,841,323	$ 900,326

	FOR THE YEARS ENDED JUNE 30, 2009	2008	2007
SUPPLEMENTAL INFORMATION			
CASH PAID DURING THE PERIOD FOR:			
Interest	$ 979,000	$ 1,473,000	$ 1,517,000
Income taxes (refunded) paid	$ (62,000)	$ 3,205,000	$ 3,551,000

See accompanying Notes to Consolidated Financial Statements.

FLEXSTEEL INDUSTRIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS – Flexsteel Industries, Inc. and subsidiaries (the "Company") is one of the oldest and largest manufacturers, importers and marketers of residential, recreational vehicle and commercial upholstered and wooden furniture products in the country. The Company's furniture products include a broad line of quality upholstered and wooden furniture for residential, recreational vehicle and commercial use. Product offerings include a wide variety of upholstered and wood furniture such as sofas, loveseats, chairs, reclining and rocker-reclining chairs, swivel rockers, sofa beds, convertible bedding units, occasional tables, desks, dining tables and chairs, bedroom furniture and home and commercial office furniture. The Company has one active wholly-owned subsidiary: DMI Furniture, Inc. ("DMI"), which is a Louisville, Kentucky-based, manufacturer, importer and marketer of residential and commercial office furniture with manufacturing and warehouses in Indiana and manufacturing sources in Asia; DMI's divisions are WYNWOOD, Homestyles and DMI Commercial Office Furniture.

PRINCIPLES OF CONSOLIDATION – the consolidated financial statements include the accounts of Flexsteel Industries, Inc. and its wholly owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

USE OF ESTIMATES – the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Ultimate results could differ from those estimates.

FAIR VALUE – The Company's cash, investments, accounts receivable, other assets, accounts payable, accrued liabilities, notes payable, interest rate swaps and other liabilities are carried at amounts, which reasonably approximate their fair value due to their short-term nature. The Company's notes payable are at variable interest rates that approximate market. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*, subject to the deferral provisions of FASB Staff Position 157-2, *Effect Date of FASB Statement No. 157*, as of July 1, 2008. SFAS 157 established a framework for measuring fair value and expanded disclosures about fair value measurements. SFAS 157 applies to all assets and liabilities that are measured and reported on a fair value basis. This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that each asset and liability carried at fair value be classified into one of the following categories: Level 1: Quoted market prices in active markets for identical assets and liabilities; Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; or Level 3: Unobservable inputs that are not corroborated by market data.

CASH EQUIVALENTS – the Company considers highly liquid investments with original maturities of three months or less as the equivalent of cash.

ALLOWANCE FOR DOUBTFUL ACCOUNTS – the Company establishes an allowance for doubtful accounts through review of open accounts, and historical collection and allowances amounts. The allowance for doubtful accounts is intended to reduce trade accounts receivable to the amount that reasonably approximates their net realizable fair value due to their short-term nature. The amount ultimately realized from trade accounts receivable may differ from the amount estimated in the consolidated financial statements based on collection experience and actual returns and allowances.

INVENTORIES – are stated at the lower of cost or market. Raw steel is valued on the last-in, first-out ("LIFO") method. Other inventories are valued on the first-in, first-out ("FIFO") method.

PROPERTY, PLANT AND EQUIPMENT – is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. For internal use software, the Company's policy is to capitalize external direct costs of materials and services, directly related internal payroll and payroll-related costs, and interest costs. These costs are amortized using the straight-line method over the useful lives.

VALUATION OF LONG–LIVED ASSETS – the Company periodically reviews the carrying value of long-lived assets and estimated depreciable or amortizable lives for continued appropriateness. This review is based upon projections of anticipated future cash flows and is performed whenever events or changes in circumstances indicate that asset carrying values may not be recoverable or that the estimated depreciable or amortizable lives may have changed. These evaluations could result in a change in estimated useful lives in future periods. During the first six months of fiscal year 2009, the Company reviewed its long-lived assets in connection with the commencement of facility consolidation activities and identified $0.1 million of impaired machinery and equipment assets. The asset impairment was recorded in the "Facility Consolidation and Other Charges" line in the Consolidated Statements of Operations. At June 30, 2009, no additional impairment of long-lived assets was identified.

WARRANTY – the Company estimates the amount of warranty claims on sold product that may be incurred based on current and historical data. The actual warranty expense could differ from the estimates made by the Company based on product performance.

REVENUE RECOGNITION – is upon delivery of product to the Company's customer and collectibility is reasonably assured. The Company's ordering process creates persuasive evidence of the sale arrangement and the sales amount is determined. The delivery of the goods to the customer completes the earnings process. Net sales consist of product sales and related delivery charge revenue, net of adjustments for returns and allowances. Shipping and handling costs are included in cost of goods sold.

ADVERTISING COSTS – are charged to selling, general and administrative expense in the periods incurred. The Company conducts no direct-response advertising programs and there are no assets related to advertising recorded on the consolidated balance sheet. Advertising expenditures, primarily shared customer advertising in which an identifiable benefit is received and national trade-advertising programs, were approximately $4.5 million, $4.6 million and $4.6 million in fiscal 2009, 2008 and 2007, respectively.

DESIGN, RESEARCH AND DEVELOPMENT COSTS – are charged to selling, general and administrative expense in the periods incurred. Expenditures for design, research and development costs were approximately $2.7 million, $3.1 million and $3.3 million in fiscal 2009, 2008 and 2007, respectively.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES – the Company utilizes interest rate swaps to hedge against adverse changes in interest rates relative to its variable rate debt. The notional principal amounts of the outstanding interest rate swaps totaled $10.0 million with a weighted average fixed rate of 5.0% at June 30, 2009. On July 31, 2009, a $5.0 million swap matured. Excluding the subsequently matured swap, the Company has effectively fixed its interest rate at 4.9% on approximately $5.0 million of its variable rate debt. The interest rate swaps are not utilized to take speculative positions. The Board of Directors established the Company's policies with regards to activities involving derivative instruments. Management, along with the Board of Directors, periodically reviews those policies, along with the actual derivative related results. The Company recorded the fair market value of its interest rate swaps as cash flow hedges on its balance sheet and has marked them to fair value through other comprehensive (loss) income. The cumulative fair value of the swaps was a liability of approximately $0.3 million as of June 30, 2009 and 2008 and is reflected as other liabilities on the accompanying consolidated balance sheets. At each reporting period, the Company performs an assessment of hedge effectiveness by verifying and documenting whether the critical terms of the derivative instruments and the hedged items have changed during the period in review. All of the derivatives used by the Company in its risk management are highly effective hedges because all of the critical terms of the derivative instruments match those of the hedged item. The Company does not hold these derivative instruments for trade and does not plan to sell the instruments. The Company recognizes the fair value of the swap liability as a Level 2 valuation.

INSURANCE – the Company is self-insured for health care and most workers' compensation up to predetermined amounts above which third party insurance applies. The Company purchases specific stop-loss insurance for individual health care claims in excess of $150,000 per plan year, with a $1.0 million individual lifetime maximum. For workers' compensation the Company retains the first $350,000 per claim and purchases excess coverage up to the statutory limits for amounts in excess of the retention limit. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience. The Company records these insurance accruals within the accrued liabilities insurance account on the consolidated balance sheets.

INCOME TAXES – the Company accounts for income taxes in accordance with the provisions SFAS No. 109, *Accounting for Income Taxes* and evaluates uncertainties in income taxes in accordance with FIN 48, *Accounting for Uncertainty in Income Taxes*. In the preparation of the Company's consolidated financial statements, management calculates income taxes. This includes estimating the Company's current tax liability as well as assessing temporary differences resulting from different treatment of items for tax and book accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded on the balance sheet. These assets and liabilities are analyzed regularly and management assesses the likelihood that deferred tax assets will be realized from future taxable income.

(LOSS) EARNINGS PER SHARE – basic (loss) earnings per share of common stock is based on the weighted-average number of common shares outstanding during each fiscal year. Diluted earnings per share of common stock includes the dilutive effect of potential common shares outstanding. The Company's only potential common shares outstanding are stock options, which resulted in a dilutive effect of 37,137 shares and 15,036 shares in fiscal 2008 and 2007, respectively. The Company calculates the dilutive effect of outstanding options using the treasury stock method. The dilutive effect of 42,539 shares of stock options is excluded in fiscal 2009 because the net loss caused the effect of the options to be anti-dilutive. Options to purchase 759,689 shares, 567,411 shares and 572,200 shares of common stock were outstanding in fiscal 2009, 2008 and 2007, respectively, but were not included in the computation of diluted earnings per share as their exercise prices were greater than the average market price of the common shares.

STOCK–BASED COMPENSATION –The Company utilizes the fair value recognition provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" (revised 2004), "Share-Based Payment" (123(R)), requiring the Company to recognize expense related to the fair value of stock-based compensation. The modified prospective transition method was used as allowed under SFAS No. 123(R). Under this method, the stock-based compensation expense includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation"; and (b) compensation expense for all stock-based compensation awards granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). See Note 9 Stock-Based Compensation.

ACCOUNTING DEVELOPMENTS – In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company adopted SFAS No. 157 on July 1, 2008 for all assets and liabilities measured at fair value except for nonfinancial assets and nonfinancial liabilities measured at fair value on a nonrecurring basis, as permitted by FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157.* The adoption did not have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159").* SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The provisions of SFAS No. 159 are effective as of the beginning of the Company's 2009 fiscal year. The Company chose not to adopt SFAS No. 159.

In March 2008, the Financial Accounting Standards Board ("FASB") issued statement of Financial Accounting Standards No.161, *Disclosures about Derivative Instruments and Hedging Activities ("SFAS No. 161"),* which require additional disclosure related to derivative instruments and hedging activities. The provisions of SFAS No. 161 are effective as of the beginning of the Company's 2010 fiscal year. Adoption of SFAS No. 161 will result in enhanced disclosure regarding the Company's derivatives.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events ("SFAS No. 165"),* which provides guidance on management's assessment of subsequent events. SFAS No. 165 clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date through the date that the financial statements are issued or are available to be issued. In addition to current disclosure requirements, SFAS No. 165 also requires disclosure of the date through which subsequent events have been evaluated. For the fiscal year ended June 30, 2009, the Company evaluated subsequent events through August 26, 2009.

2. INVESTMENTS

At June 30, 2008, the Company had available-for-sale securities consisting of equity securities that were sold during fiscal year 2009. These securities were valued at current market value, with the resulting unrealized holding gains and losses excluded from earnings and reported, net of tax, as a separate component of shareholders' equity until realized.

3. INVENTORIES

Inventories valued on a LIFO basis would have been approximately $2.2 million and $3.3 million higher at June 30, 2009 and 2008, respectively, if they had been valued on a FIFO basis. At June 30, 2009 and 2008 the total value of LIFO inventory was $1.8 million and $2.7 million, respectively. During the fiscal year 2009, inventory quantities for steel were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2009 purchases, the effect of which decreased cost of goods sold by approximately $0.8 million. There was no material liquidation of LIFO inventory in 2008 or 2007. A comparison of inventories is as follows (in thousands):

	June 30, 2009	June 30, 2008
Raw materials	$ 9,832	$ 15,272
Work in process and finished parts	5,124	8,082
Finished goods	58,888	62,437
Total	$ 73,844	$ 85,791

4. PROPERTY, PLANT AND EQUIPMENT

(in thousands)	Estimated Life (Years)	June 30, 2009	June 30, 2008
Land		$ 3,984	$ 4,049
Buildings and improvements	5-39	40,857	41,138
Machinery and equipment	3-7	28,894	31,322
Delivery equipment	3-5	18,872	19,103
Furniture and fixtures	3-7	4,095	4,251
Total		96,702	99,863
Less accumulated depreciation		(73,404)	(73,491)
Net		$ 23,298	$ 26,372

5. OTHER ASSETS

(in thousands)	June 30, 2009	June 30, 2008
Cash value of life insurance	$ 6,520	$ 6,232
Rabbi Trust assets (see Note 10)	4,259	5,229
Other	36	41
Total	$ 10,815	$ 11,502

6. ACCRUED LIABILITIES – OTHER

(in thousands)	June 30, 2009	June 30, 2008
Dividends	$ 329	$ 855
Advertising and rebates	1,951	1,982
Warranty	850	1,090
Other	1,965	2,133
Total	$ 5,095	$ 6,060

7. BORROWINGS AND CREDIT ARRANGEMENTS

The Company has lines of credit of $29.0 million with banks, with borrowings at differing rates based on the date and type of financing utilized.

In March 2009, the Company amended its credit facility agreements with its primary bank reducing its long-term availability from $20.0 million to $10.0 million, shortening the maturity date to September 30, 2011, increasing its short-term facility from $12.0 million to $15.0 million, and extending its short-term facility to June 30, 2010. The Company pledged accounts receivable and inventory as security under the amended credit facility agreements. The amount of credit available to the Company will be based on eligible accounts receivable and inventory as defined in the amended agreements. At June 30, 2009, the Company had available collateral, as defined by the bank, of $52.5 million with borrowing availability of $25 million of which $10 million was outstanding.

The amended agreements provide short-term working capital financing up to $15.0 million with interest selected at the option of the Company at a Commercial Bank Floating Rate ("CBFR") which is the prime rate subject to a floor calculation of adjusted one month LIBOR rate (3.25% at June 30, 2009) or LIBOR (0.31% at June 30, 2009) plus 2.25%. At June 30, 2009, $10 million was outstanding. The short-term portion also provides overnight credit when required for operations at prime. No amounts were outstanding at June 30, 2009 related to overnight credit. As prescribed by SFAS 157, which is previously discussed in Note 1, the Company recognizes the fair value of the borrowings as a Level 2 valuation.

The long-term portion of the credit facility provides up to $10.0 million and expires September 30, 2011. No amount was outstanding at June 30, 2009. Variable interest is set monthly at the option of the Company at a CBFR or LIBOR plus 3.0%. All interest rates are adjusted monthly, except for the overnight portion of the short-term line of credit, which varies daily at the prime rate.

As of June 30, 2009, the Company has effectively fixed the interest rates at 5.0% on approximately $10.0 million of its long-term debt through the use of interest rate swaps.

The credit agreement contains financial covenants. The primary covenant is an interest coverage ratio. The ratio is computed as net (loss) income plus amortization, depreciation, interest expense, income taxes and the aggregate of all expenses related to stock options ("EBITDA") divided by interest expense, which will vary by quarter over the term of the agreement. At June 30, 2009, the Company was in compliance with all of the financial covenants contained in the credit agreement.

An officer of the Company is a director at a bank where the Company maintains an unsecured $4.0 million line of credit, cumulative letter of credit facilities and where its routine daily banking transactions are processed. In addition, the Rabbi Trust assets (Note 10) are administered by this bank's trust department. The Company is contingently liable to insurance carriers under its comprehensive general, product, and vehicle liability policies, as well as some workers' compensation, and has provided letters of credit in the amount of $4.9 million. The Company receives no special services or pricing on the services performed by the bank due to the directorship of this officer. No amount was outstanding on the line of credit at prime minus 1.0% at June 30, 2009.

8. INCOME TAXES

In determining the provision for income taxes, the Company uses an estimated annual effective tax rate that is based on the annual (loss) income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. This includes recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns to the extent pervasive evidence exists that they will be realized in future periods. The deferred tax balances are adjusted to reflect tax rates by tax jurisdiction, based on currently enacted tax laws, which are expected to be in effect in the years in which the temporary differences are expected to reverse. In accordance with the Company's income tax policy, significant or unusual items are separately recognized when they occur.

The Company adopted the provisions of FIN 48 on July 1, 2007. As a result of the implementation of FIN 48, the Company recognized an adjustment in the liability for unrecognized income tax benefits of $0.1 million, which is reported as a cumulative effect of a change in accounting principle and is reported as an adjustment to the beginning balance of retained earnings as of July 1, 2007. At the adoption date of July 1, 2007, the Company had approximately $0.8 million of gross liabilities related to unrecognized tax benefits (composed of $0.6 million of gross unrecognized tax benefits and accrued interest and penalties of $0.2 million) and related deferred tax assets of approximately $0.2 million. At June 30, 2009, the Company included in other long-term liabilities approximately $0.6 million of gross liabilities related to unrecognized tax benefits (composed of $0.4 million of gross unrecognized tax benefits and accrued interest and penalties of $0.2 million) and related deferred tax assets of approximately $0.2 million, all of which would affect our effective tax rate if recognized. The Company does not expect that there will be any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at July 1, 2007	$ 617
Additions (reductions) based on tax positions related to fiscal year 2008	(68)
Balance at June 30, 2008	549
Additions (reductions) based on tax positions related to the current year	(145)
Balance at June 30, 2009	$ 404

Consistent with prior periods and upon adoption of FIN 48 the Company records interest and penalties related to income taxes as income tax expense in the Consolidated Statements of Operations. As of June 30, 2009 and 2008, the Company had approximately $0.2 million of accrued interest and penalties related to uncertain tax positions. The total income tax provision in fiscal years 2009, 2008 and 2007 was 41.5%, 35.8% and 35.6%, respectively, of (loss) income before income taxes.

The income tax (benefit) provision is as follows for the years ended June 30 (in thousands):

	2009	2008	2007
Federal – current	$ (1,410)	$ 1,510	$ 6,045
State – current	(110)	270	570
Deferred	450	580	(1,465)
Total	$ (1,070)	$ 2,360	$ 5,150

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate is as follows for the years ended June 30:

	2009	2008	2007
Federal statutory tax rate	34.0%	34.0%	35.0%
State taxes, net of federal effect	2.7	2.7	2.6
Other	4.8	(0.9)	(2.0)
Effective tax rate	41.5%	35.8%	35.6%

Although the Company's effective full year tax expense rate has historically ranged from 35% to 39%, fiscal year ended June 30, 2009 reflects an effective income tax benefit rate of 41.5% due to losses or low level of earnings in various tax jurisdictions. The effective income tax expense rate was 35.8% for the fiscal year ended June 30, 2008.

The primary components of deferred tax assets and (liabilities) are as follows (in thousands):

	June 30, 2009		June 30, 2008	
	Current	Long-term	Current	Long-term
Investments	$ 30	$ –	$ (580)	$ –
Accounts receivable	650	–	780	–
Inventory	1,180	–	1,730	–
Self insurance	780	–	1,040	–
Employee benefits	670	–	540	–
Accrued expenses	650	–	700	–
Property, plant and equipment	–	(570)	–	(940)
Deferred compensation	–	1,900	–	2,030
Other	–	815	–	302
Total	$ 3,960	$ 2,145	$ 4,210	$ 1,392

The Company is subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. Generally, tax years 2005–2009 remain open to examination by the Internal Revenue Service or other taxing jurisdictions to which we are subject.

9. STOCK-BASED COMPENSATION

The Company has two stock-based compensation methods available when determining employee compensation.

(1) 2007 Long-Term Management Incentive Compensation Plan – The plan provides for shares of common stock and cash to be awarded to officers and key employees based on performance targets set by the Nominating and Compensation Committee of the Board of Directors (the "Committee"). The Committee selected consolidated operating results for organic net sales growth and fully-diluted earnings per share for the two-year transition period which began on July 1, 2007 and ended on June 30, 2009 and the three-year performance periods beginning July 1, 2007 and ending on June 30, 2010, beginning July 1, 2008 and ending on June 30, 2011, and beginning July 1, 2009 and ending on June 30, 2012. The Committee has also specified that payouts, if any, for awards earned under the fiscal years 2008-2009, 2008-2010, 2009-2011 and 2010-2012 performance periods will be 60% stock and 40% cash. Awards will be paid to participants as soon as practicable following the end of the performance periods, verification of results, and subject to the negative discretion of the Committee. As the payouts of these awards are subject to the negative discretion of the Committee the grant date is not established until the awards are paid. Accordingly, compensation cost is re-measured based on the award's estimated fair value at the end of each reporting period prior to the grant date to the extent service has been rendered in comparison to the total requisite service period. Further, the accrual of compensation cost is based on the probable outcomes of the performance conditions. The portion of the accrued award payable in stock is classified within equity and the portion of the accrued award payable in cash is classified within liabilities.

The fair value of the equity portion of the award is estimated each period based on the market value of the Company's common shares reduced by the present value of expected dividends to be paid prior to the service period, discounted using a risk-free interest rate. In the period the grant date occurs, cumulative compensation cost will be adjusted to reflect the cumulative effect of measuring compensation cost based on the fair value at the grant date. Under the plan the aggregate number of shares and cash that could be awarded to key executives if the target and maximum performance goals are met are as follows:

	At Target			At Maximum		
Performance Period	Stock		Cash	Stock		Cash
Fiscal Year 2008 – 2010	33,330	$	186,204	53,329	$	297,931
Fiscal Year 2009 – 2011	44,621	$	249,283	71,398	$	398,877
Fiscal Year 2010 – 2012	58,155	$	324,893	93,058	$	519,884

No amounts were earned for the two-year transition period ended June 30, 2009. No compensation costs were accrued at June 30, 2009 or 2008. If the target performance goals would be achieved the total amount of stock compensation cost recognized over the requisite service periods would be $0.5 million (2008-2010), $0.6 million (2009-2011) and $0.8 million (2010-2012) based on the estimated fair values at June 30, 2009. At June 30, 2009, 500,000 shares were available for awards.

(2) Stock Option Plans – The stock option plans for key employees and directors provide for the granting of incentive and nonqualified stock options. Under the plans, options are granted at an exercise price equal to the fair market value of the underlying common stock at the date of grant, and may be exercisable for up to 10 years. All options are exercisable when granted.

In December 2008, 2007 and 2006, the Company issued options for 265,000, 120,000 and 135,000 common shares at weighted average exercise prices of $6.82, $12.40 and $12.63 (the fair market value on the date of grant), respectively. The options were immediately available for exercise and may be exercised for a period of 10 years. In accordance with the provisions of SFAS No. 123(R) the Company recorded compensation expense of $ 0.1 million, $0.2 million and $0.3 million during the quarters ended December 31, 2008, 2007 and 2006, respectively. The assumptions used in determining the compensation expense are discussed below.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2009, 2008 and 2007, respectively; dividend yield of 7.6%, 4.2% and 4.1%, expected volatility of 21.8%, 19.5% and 21.6%; risk-free interest rate of 1.6%, 3.3% and 4.5%; and an expected life of 6, 5 and 6 years, respectively. The expected volatility and expected life are determined based on historical data.

The weighted-average grant date fair value of stock options granted during the three months ended December 31, 2008, 2007 and 2006 was $0.45, $1.55 and $2.03, respectively. The cash proceeds, income tax benefit and aggregate intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the market price of stock on the date of grant) exercised during the fiscal years ended June 30, 2009, 2008 and 2007, respectively, were not material.

At June 30, 2009, 230,100 shares were available for future grants. It is the Company's policy to issue new shares upon exercise of stock options. The Company accepts shares of the Company's common stock as payment for the exercise price of options. These shares received as payment are retired upon receipt.

A summary of the status of the Company's stock option plans as of June 30, 2009, 2008 and 2007 and the changes during the years then ended is presented below:

	Shares		Weighted Average Exercise Price		Aggregate Intrinsic Value (in millions)
Outstanding and exercisable at June 30, 2007	782,174	$	15.45	$	0.4
Granted	120,000		12.40		
Exercised	(3,400)		11.80		
Canceled	(5,790)		16.07		
Outstanding and exercisable at June 30, 2008	892,984		15.05		0.0
Granted	265,000		6.82		
Exercised	(4,235)		6.81		
Canceled	(133,295)		14.93		
Outstanding and exercisable at June 30, 2009	1,020,454	$	12.94	$	0.4

The following table summarizes information for options outstanding and exercisable at June 30, 2009:

			Weighted Average		
	Range of Prices	Options Outstanding	Remaining Life (Years)		Exercise Price
$	6.81 – 10.75	271,815	9.1	$	6.97
	12.35 – 13.59	268,773	7.0		12.60
	14.40 – 16.52	356,266	5.4		15.54
	19.21 – 20.27	123,600	4.4		19.34
$	6.81 – 20.27	1,020,454	6.7	$	12.94

10. BENEFIT AND RETIREMENT PLANS

The Company sponsors various defined contribution pension and retirement plans, which cover substantially all employees, other than employees covered by multi-employer pension plans under collective bargaining agreements. Total pension and retirement plan expense was $1.8 million in fiscal year 2009 and $2.0 million in each of the fiscal years 2008 and 2007. The amounts include $0.5 million in each of the fiscal years 2009, 2008 and 2007, for the Company's matching contribution to retirement savings plans. The Company's cost for pension plans is generally determined as 2% - 6% of each covered employee's wages. The Company's matching contribution for the retirement savings plans is generally 25% - 50% of employee contributions (up to 4% of employee earnings). In addition to the above, amounts charged to pension expense and contributed to multi-employer defined benefit pension plans administered by others under collective bargaining agreements were $0.5 million, $0.8 million and $0.9 million in fiscal 2009, 2008 and 2007, respectively. The cumulative cost to exit the Company's multi-employer plans was approximately $3.9 million on June 30, 2009.

The Company has unfunded deferred compensation plans with executive officers. The plans require various annual contributions for the participants based upon compensation levels and age. All participants are fully vested. For fiscal 2009, 2008 and 2007, the benefit obligation was increased by interest expense of $0.1 million, $0.3 million and $0.2 million, service costs of $0.2 million, $0.3 million and $0.5 million, and decreased by payments of $0.6 million, $0.8 million and $0.5 million, respectively. At June 30, 2009 and 2008, the deferred compensation liability was $5.0 million and $5.3 million, respectively. Funds of the deferred compensation plans are held in a Rabbi Trust. The assets held in the Rabbi Trust are not available for general corporate purposes. The Rabbi Trust is subject to creditor claims in the event of insolvency, but otherwise must be used only for purposes of providing benefits under the plans. As of June 30, 2009, the Company's deferred compensation plan assets, held in the Rabbi Trust, were invested in stock and bond funds. As of June 30, 2009 and 2008, the fair market value of the assets held in the Rabbi Trust were $4.3 million and $5.2 million, respectively, and are classified as "Other Assets" in the Consolidated Balance Sheets. These assets are classified as Level 2 in accordance with SFAS 157 as discussed in Note 1.

Under provisions of the Company's Voluntary Deferred Compensation Plan, executive officers may defer common stock awards received as participants of the 2007 Long-Term Incentive Plan until retirement. Under the plan, no shares were deferred during the fiscal years ended June 30, 2009 and 2008. At June 30, 2009 and 2008, 47,322 shares and 53,575 shares with an award date value of $0.7 million and $0.8 million, respectively, had been deferred and are being held on behalf of the employees. Under the plan, 6,253 shares and 7,278 shares were distributed in fiscal years 2009 and 2008, respectively.

The Company's defined benefit pension plan covers 59 active hourly production employees of DMI. There are a total of 463 participants in the plan. Retirement benefits are based on years of credited service multiplied by a dollar amount negotiated under collective bargaining agreements. The Company's policy is to fund normal costs and amortization of prior service costs at a level that is equal to or greater than the minimum required under the Employee Retirement Income Security Act of 1974 (ERISA). According to an agreement reached with the collective bargaining unit, all benefits and participants are fixed. Future benefits will accrue to current participants; however, new participants cannot be added to the plan. As of June 30, 2009 and 2008, the Company recorded an accrued benefit liability related to the funded status of the defined benefit pension plan recognized on the Company's consolidated balance sheets in other long-term liabilities of $1.8 million and $0.3 million, respectively. The accumulated benefit obligation was $5.7 million and $5.2 million at fiscal years ended June 30, 2009 and 2008, respectively.

11. COMPREHENSIVE (LOSS) INCOME

The components of comprehensive (loss) income, net of income taxes, for the years ended June 30, were as follows (in thousands):

	2009	2008	2007
Net (loss) income	$ (1,509)	$ 4,236	$ 9,334
Other comprehensive (loss) income (OCI):			
Change in fair value of derivatives, net of income taxes of $5, $176 and $70, respectively	(1)	(273)	(168)
Change in fair value of available-for-sale, Securities, net of income taxes of $631, $54, $(205), respectively	(1,022)	(84)	301
Change in minimum pension liability, net of income taxes of $595, $321 and $(140), respectively	(969)	(524)	255
Total other comprehensive (loss) income	(1,992)	(881)	388
Total comprehensive (loss) income	$ (3,501)	$ 3,355	$ 9,722

The components of accumulated other comprehensive (loss) income, net of income taxes, are as follows (in thousands):

	June 30,	
	2009	2008
Available-for-sale securities	$ (47)	$ 975
Interest rate swaps	(180)	(178)
Pension and other post-retirement benefit adjustments	(1,537)	(569)
Total accumulated other comprehensive (loss) income	$ (1,764)	$ 228

12. LITIGATION

From time to time, the Company is subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of the Company's business. The Company does not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to its business or likely to result in a material adverse effect on its consolidated operating results, financial condition, or cash flows.

13. COMMITMENTS AND CONTINGENCIES

FACILITY LEASES – the Company leases certain facilities and equipment under various operating leases. These leases require the Company to pay the lease cost, operating costs, including property taxes, insurance, and maintenance. Total lease expense related to the various operating leases was approximately $4.3 million, $4.0 million and $3.6 million in fiscal 2009, 2008 and 2007, respectively.

Expected future minimum commitments under operating leases as of June 30, 2009 were as follows (in thousands):

Fiscal Year Ended June 30	
2010	2,022
2011	1,229
2012	1,112
2013	768
2014	482
Thereafter	162
	$ 5,775

14. FACILITY CONSOLIDATION COSTS

During fiscal year ended June 30, 2009, the Company recorded charges for facility consolidation and related costs of $2.6 million. The charges represent employee separation costs of $2.0 million and facility closing costs of $0.6 million with no future benefit to the Company. In the process of recording facility consolidation charges, the company reviewed the usefulness and/or ability to sell idle assets at these facilities in order to determine their fair value. Based on this review, the Company recorded an asset impairment of $0.1 million related to machinery and equipment and included it in the "Facility Consolidation and Other Charges" line in the Consolidated Statements of Operations.

15. SEGMENTS

The Company operates in one reportable operating segment, furniture products. Our operations involve the distribution of manufactured and imported products consisting of a broad line of upholstered and wood furniture such as sofas, loveseats, chairs, reclining and rocker-reclining chairs, swivel rockers, sofa beds, convertible bedding units, occasional tables, desks, dining tables and chairs and bedroom furniture for residential, recreational vehicle, and commercial markets. The Company's furniture products are sold primarily throughout the United States by the Company's internal sales force and various independent representatives. The Company makes minimal export sales. No single customer accounted for more than 10% of net sales.

Set forth below is information for the past three fiscal years showing the Company's net sales attributable to each of the areas of application (in thousands):

	FOR THE YEARS ENDED JUNE 30,		
	2009	2008	2007
Residential	$ 230,727	$ 258,084	$ 259,710
Recreational Vehicle	16,197	56,090	66,165
Commercial	77,234	91,481	99,525
	$ 324,158	$ 405,655	$ 425,400

16. SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION – UNAUDITED

(in thousands, except per share amounts)

	FOR THE QUARTER ENDED			
	September 30	December 31	March 31	June 30
Fiscal 2009:				
Net sales	$ 91,417	$ 84,550	$ 73,627	$ 74,564
Gross margin	17,136	16,131	12,168	15,639
Net (loss) income (1)	(749)	296	(1,854)	798
(Loss) earnings per share:				
Basic	$ (0.11)	$ 0.04	$ (0.28)	$ 0.12
Diluted	$ (0.11)	$ 0.04	$ (0.28)	$ 0.12

(in thousands, except per share amounts)

	FOR THE QUARTER ENDED			
	September 30	December 31	March 31	June 30
Fiscal 2008:				
Net sales	$ 100,900	$ 105,986	$ 98,138	$ 100,630
Gross margin	19,763	22,070	18,019	18,637
Net income	1,183	1,868	849	336
Earnings per share:				
Basic	$ 0.18	$ 0.28	$ 0.13	$ 0.05
Diluted	$ 0.18	$ 0.28	$ 0.13	$ 0.05

The sum of the per share amounts for the quarters may not equal the total for the year due to the treasury stock method.

(1) The quarters ended September 30, 2008, December 31, 2008, March 31, 2009 and June 30, 2009 include facility consolidation and other charges after-tax of $0.8 million or $0.13 per share, $0.3 million or $0.05 per share, $0.3 million or $0.05 per share and $0.1 million or $0.02 per share, respectively.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures – Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e)) under the Securities Act of 1934, as amended) were effective as of June 30, 2009.

Changes in internal control over financial reporting – During fiscal year 2009, the Company completed remediation of the material weakness in internal control over financial reporting identified during fiscal year 2008, specifically related to the reconciliation of accounts payable at its material consolidated subsidiary. Remedial measures undertaken during fiscal 2009 included simplifying the account structure surrounding the accounts payable transactions by reducing the number of general ledger accounts used to record accounts payable, improving the accounts payable reconciliation process by revising the automatic postings to accounts payable, and enhancing the review and approval of the accounts payable reconciliation process with our subsidiary associates. The Company believes that these remediation actions have improved the Company's internal controls over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) and are sufficient to remediate the material weakness described above.

Management's Annual Report on Internal Control Over Financial Reporting – Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) or 15d-15(f) of the Securities Exchange Act of 1934, as amended. We performed an evaluation under the supervision and with the participation of our management, including the CEO and CFO, to assess the effectiveness of the design and operation of our disclosure controls and procedures under the Exchange Act as of June 30, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.* Based on that criteria, management concluded that the internal control over financial reporting is effective as of June 30, 2009.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission for smaller reporting companies that permit the Company to provide only management's report in this annual report.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information identifying directors of the Company, the Audit and Ethics Committee, the Audit and Ethics Committee Expert and Section 16(a) beneficial ownership reporting compliance, will be contained in the Company's fiscal 2008 definitive proxy statement to be filed with the Securities and Exchange Commission under the sections captioned "Proposal 1 Election of Directors," "Corporate Governance – Audit and Ethics Committee of the Board of Directors" and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" and are incorporated herein by reference.

The Company has adopted a code of ethics called the *Guidelines for Business Conduct* that applies to the Company's employees, including the principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of the code of ethics is posted on our website at www.flexsteel.com.

The executive officers of the Company, their ages, positions (in each case as of June 30, 2009), and the year they were first elected or appointed an officer of the registrant, are as follows:

Name (age)	Position (date first became officer)
Ronald J. Klosterman (61)	President & Chief Executive Officer (1989)
James R. Richardson (65)	Senior Vice President of Residential Sales and Marketing (1979)
Thomas D. Burkart (66)	Senior Vice President of Vehicle Seating (1984)
Patrick M. Crahan (61)	Senior Vice President of Commercial Seating (1989)
Jeffrey T. Bertsch (54)	Senior Vice President of Corporate Services (1989)
Donald D. Dreher (60)	Senior Vice President (2004), President & CEO of DMI Furniture, Inc. (1986)
James E. Gilbertson (59)	Vice President of Vehicle Seating (1989)
Timothy E. Hall (51)	Vice President-Finance, Chief Financial Officer & Secretary (2000)

Item 11. Executive Compensation

The information identifying executive compensation will be contained in the Company's fiscal year 2009 definitive proxy statement to be filed with the Securities and Exchange Commission under the sections captioned "Executive Compensation," "Director Compensation," and "Corporate Governance - Compensation Committee Interlocks and Insider Participation" and are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information identifying beneficial ownership of stock and supplementary data will be contained in the Company's fiscal year 2009 definitive proxy statement to be filed with the Securities and Exchange Commission under the sections captioned "Ownership of Stock By Directors and Executive Officers," "Ownership of Stock by Certain Beneficial Owners," and "Equity Compensation Plan Information" and are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

This information will be contained under the heading "Interest of Management and Others in Certain Transactions" and "Corporate Governance – Board of Directors" in the Company's fiscal year 2009 definitive proxy statement to be filed with the Securities and Exchange Commission and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Deloitte & Touche LLP was the Company's independent registered public accounting firm in fiscal 2009. In addition to performing the audit of the Company's consolidated financial statements, Deloitte & Touche LLP provided various audit-related services during fiscal 2009.

The Audit and Ethics Committee pre-approves both the type of services to be provided by Deloitte & Touche LLP and the estimated fees related to these services. The Audit and Ethics Committee reviewed professional services and the possible effect on Deloitte & Touche LLP's independence was considered. The Audit and Ethics Committee has considered and found the provision of services for non-audit services compatible with maintaining Deloitte & Touche LLP's independence. All services provided by Deloitte & Touche LLP during fiscal 2009 were pre-approved by the Audit and Ethics Committee.

The aggregate fees billed for each of the past two fiscal years ended June 30 for each of the following categories of services are set forth below:

	2009	2008
Audit Fees (1)	$ 365,000	$ 578,000
Audit Related Fees (2)	38,000	38,000
Tax Fees (3)	–	22,000
Total	$ 403,000	$ 638,000

(1) Professional fees and expenses for audit of financial statements and internal control over financial reporting services for fiscal 2009 and 2008, as applicable, and consisted of (i) audit of the Company's annual consolidated financial statements; (ii) reviews of the Company's quarterly consolidated financial statements; (iii) consents and other services related to Securities and Exchange Commission matters; and (iv) consultations on financial accounting and reporting matters arising during the course of the audit and reviews.

(2) Professional fees and expenses for audit-related services billed in fiscal 2009 and 2008 consisted of employee benefit plan audits.

(3) Professional fees and expenses for tax services billed in fiscal 2008 consisted of tax planning and advice services totaling $22,000 and consisted of (i) tax advice related to structuring certain proposed transactions; and (ii) general tax planning matters.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) (1) Financial Statements

The financial statements of the Company are set forth above in Item 8.

(2) Schedules

The following financial statement schedules for the years ended June 30, 2009, 2008 and 2007 are submitted herewith:

SCHEDULE II
RESERVES

For the Years Ended June 30, 2009, 2008 and 2007

Description	Balance at Beginning of Year	Additions Charged to Income	Deductions from Reserves	Balance at End of Year
Allowance for Doubtful Accounts:				
2009	**$ 2,110,000**	**$ 1,240,000**	**$ (1,590,000)**	**$ 1,760,000**
2008	**$ 2,090,000**	**$ 1,050,000**	**$ (1,030,000)**	**$ 2,110,000**
2007	**$ 2,820,000**	**$ –**	**$ (730,000)**	**$ 2,090,000**

Other schedules are omitted because they are not required or are not applicable or because the required information is included in the financial statements.

(3) Exhibit No.

3.1 The 1983 Restated Articles of Incorporation of the Company, as amended through February 14, 2007 (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2007).

3.2 By-Laws of the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993).

3.3 Amendments to Restated By-Laws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on June 8, 2007).

10.1 1999 Stock Option Plan incorporated by reference from the 1999 Flexsteel definitive proxy statement. *

10.2 Flexsteel Industries, Inc. Voluntary Deferred Compensation Plan incorporated by reference to Exhibit No. 10.5 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2001. *

10.3 Flexsteel Industries, Inc. Restoration Retirement Plan incorporated by reference to Exhibit No. 10.6 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2001. *

10.4 Flexsteel Industries, Inc. Senior Officer Supplemental Retirement Plan incorporated by reference to Exhibit No. 10.7 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2001. *

10.5 2002 Stock Option Plan incorporated by reference to Appendix A from the 2002 Flexsteel definitive proxy statement. *

10.6 Agreement and Plan of Merger, dated as of August 12, 2003, by and among Flexsteel, Churchill Acquisition Corp. and DMI (incorporated by reference to Exhibit 99(d)(1) of Flexsteel Industries, Inc.'s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 20, 2003) incorporated by reference to Form 8-K and Amendments No. 1 to Form 8-K, as filed with Securities and Exchange Commission on October 2, 2003.

10.7 Credit Facility Agreement dated June 30, 2004 as amended or modified on June 10, 2005, August 19, 2005, December 23, 2005, January 3, 2006, and May 19, 2006 incorporated by reference to Exhibit 10.9 to Flexsteel Industries, Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

10.8 Flexsteel Industries, Inc. 2006 Stock Option Plan incorporated by reference to Appendix C from the 2006 Flexsteel Proxy Statement filed with the Securities, and Exchange Commission on October 31, 2006.

10.9 Note Modification Agreement date June 25, 2007 (long-term facility) between Flexsteel Industries, Inc. and JPMorgan Chase Bank, N.A. incorporated by reference to Exhibit 10.1 to Flexsteel's Form 8-K filed with the Securities and Exchange Commission on June 26, 2007.

10.10 Note Modification Agreement date June 25, 2007 (short-term facility) between Flexsteel Industries, Inc. and JPMorgan Chase Bank, N.A. incorporated by reference to Exhibit 10.1 to Flexsteel's Form 8-K filed with the Securities and Exchange Commission on June 26, 2007.

10.11 Credit Agreement date June 25, 2007 between Flexsteel Industries, Inc. and JPMorgan Chase Bank, N.A. incorporated by reference to Exhibit 10.3 to Flexsteel's Form 8-K filed with the Securities and Exchange Commission on June 26, 2007.

10.12 Employment Agreement dated October 1, 2006 between Flexsteel Industries, Inc. and Donald D. Dreher incorporated by reference to Exhibit 10.1 to Flexsteel's Form 8-K filed with the Securities and Exchange Commission on October 5, 2006. *

10.13 Note Modification Agreement dated June 26, 2008 (short-term facility) between Flexsteel Industries, Inc. and JPMorgan Chase Bank, N.A. incorporated by reference to Exhibit 10.1 to Flexsteel's Form 8-K filed with the Securities and Exchange Commission on June 27, 2008.

10.14 Credit Agreement dated June 26, 2008 between Flexsteel Industries, Inc. and JPMorgan Chase Bank, N.A. incorporated by reference to Exhibit 10.2 to Flexsteel's Form 8-K filed with the Securities and Exchange Commission on June 27, 2008.

10.15 Amendment to Employment Agreement dated June 27, 2008 between Flexsteel Industries, Inc. and Donald D. Dreher incorporated by reference to Exhibit 10.3 to Flexsteel's Form 8-K filed with the Securities and Exchange Commission on June 27, 2008.*

10.16 Flexsteel Industries, Inc. 2007 Long-Term Management Compensation Plan (incorporated by reference to Appendix C to the Definitive Proxy Statement on Schedule 14A filed with the Commission on November 1, 2007). *

10.17 Credit Agreement dated March 27, 2009 between Flexsteel Industries, Inc. and JPMorgan Chase Bank, N.A. incorporated by reference to Exhibit 10.1 to Flexsteel's Form 8-K filed with the Securities and Exchange Commission on March 31, 2009.

10.18 Continuing Security Agreement dated March 27, 2009 between Flexsteel Industries, Inc. and JPMorgan Chase Bank, N.A. incorporated by reference to Exhibit 10.2 to Flexsteel's Form 8-K filed with the Securities and Exchange Commission on March 31, 2009.

10.19 Line of Credit Note ("Facility A") dated March 27, 2009 between Flexsteel Industries, Inc. and JPMorgan Chase Bank, N.A. incorporated by reference to Exhibit 10.3 to Flexsteel's Form 8-K filed with the Securities and Exchange Commission on March 31, 2009.

10.20 Line of Credit Note ("Facility B") dated March 27, 2009 between Flexsteel Industries, Inc. and JPMorgan Chase Bank, N.A. incorporated by reference to Exhibit 10.4 to Flexsteel's Form 8-K filed with the Securities and Exchange Commission on March 31, 2009.

21.1 Subsidiaries of the Company. Filed herewith.

23 Consent of Independent Registered Public Accounting Firm. Filed herewith.

31.1 Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.

31.2 Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.

32 Certification by Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.

*Management contracts, compensatory plans and arrangements required to be filed as an exhibit to this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2009

FLEXSTEEL INDUSTRIES, INC.

By: *<u>/S/ Ronald J. Klosterman</u>*
Ronald J. Klosterman
Chief Executive Officer
and
Principal Executive Officer

By: */S/ Timothy E. Hall*
Timothy E. Hall
Chief Financial Officer
and
Principal Financial and Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: August 26, 2009	*/S/ L. Bruce Boylen* L. Bruce Boylen *Chairman of the Board of Directors*
Date: August 26, 2009	*/S/ Ronald J. Klosterman* Ronald J. Klosterman *Director*
Date: August 26, 2009	*/S/ Jeffrey T. Bertsch* Jeffrey T. Bertsch *Director*
Date: August 26, 2009	*/S/ Mary C. Bottie* Mary C. Bottie *Director*
Date: August 26, 2009	*/S/ Patrick M. Crahan* Patrick M. Crahan *Director*
Date: August 26, 2009	*/S/ Lynn J. Davis* Lynn J. Davis *Director*
Date: August 26, 2009	*/S/ Robert E. Deignan* Robert E. Deignan *Director*
Date: August 26, 2009	*/S/ Thomas E. Holloran* Thomas E. Holloran *Director*
Date: August 26, 2009	*/S/ Eric S. Rangen* Eric S. Rangen *Director*
Date: August 26, 2009	*/S/ James R. Richardson* James R. Richardson *Director*

Exhibit 21.1

Subsidiaries of Flexsteel Industries, Inc.

- DMI Furniture, Inc
    - DMI Management, Inc. *
    - DMI Sourcing Company, LLC *
        - DMI Business Consulting Company (Shenzhen) Co. Ltd. *
        - Home Styles Furniture Co., Ltd (Thailand) (99.99% interest) *
        - Vietnam Representative Office *

- Desert Dreams, Inc. **

- Four Seasons Inc. **

* Subsidiaries of DMI Furniture, Inc.

** Inactive subsidiaries

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 33-1836, 33-26267, 333-151865, 333-140811, 333-109374, 333-105951, 333-45768, 333-01413, on Form S-8 of our report dated August 26, 2009, relating to the consolidated financial statements and financial statement schedule of Flexsteel Industries, Inc. and Subsidiaries (the "Company") in the Annual Report on Form 10-K of the Company for the year ended June 30, 2009.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
August 26, 2009

EXHIBIT 31.1

CERTIFICATION BY CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald J. Klosterman, certify that:

1. I have reviewed this annual report on Form 10-K of Flexsteel Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any changes in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the Audit and Ethics Committee of the Registrant's Board of Directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: August 26, 2009

By: */S/ Ronald J. Klosterman*
Ronald J. Klosterman
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION BY CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Timothy E. Hall, certify that:

1. I have reviewed this annual report on Form 10-K of Flexsteel Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any changes in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the Audit and Ethics Committee of the Registrant's Board of Directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: August 26, 2009

By: */S/ Timothy E. Hall*
Timothy E. Hall
Chief Financial Officer

EXHIBIT 32

CERTIFICATION BY
CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Flexsteel Industries, Inc. (the "Company") on Form 10-K for the fiscal year ended June 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Ronald J. Klosterman, Chief Executive Officer, and Timothy E. Hall, Chief Financial Officer, of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and;

(2) The information contained in the Report fairly presents, in all material respects, the consolidated financial condition and results of operations of the Company.

Date: August 26, 2009

By: */S/Ronald J. Klosterman*
Ronald J. Klosterman
Chief Executive Officer

By: */S/ Timothy E. Hall*
Timothy E. Hall
Chief Financial Officer

Locations

Flexsteel Industries, Inc.*
Dubuque, Iowa 52001
(563) 556-7730
J. E. Gilbertson, General Manager

Dublin, Georgia 31040
(478) 272-6911
M.C. Dixon, General Manager

Lancaster, Pennsylvania 17604
(717) 392-4161
D. Kobie, Manager

Riverside, California 92504
(951) 354-2440
D.J. Bashor, General Manager

Harrison, Arkansas 72601
(870) 743-1101
M.J. Feldman, General Manager

Starkville, Mississippi 39760
(662) 323-5481
R. C. Adams, General Manager

Vancouver, Washington 98668
(206) 696-9955
R. Heying, Manager

DMI Furniture, Inc.
Louisville, Kentucky 40223
(502) 426-4351
D. D. Dreher, President & CEO

* Executive Offices

Directors & Officers

L. Bruce Boylen
Chairman of the Board of Directors
Retired Vice President
Fleetwood Enterprises, Inc.

Ronald J. Klosterman
President & Chief Executive Officer
Director

Jeffrey T. Bertsch
Senior Vice President, Corporate Services
Director

Mary C. Bottie
Director
Retired Vice President
Marketing and Operations
Motorola, Inc.

Patrick M. Crahan
Senior Vice President, Commercial Seating
Director

Lynn J. Davis
Director
Retired President and Chief Operating Officer
August Technology

Robert E. Deignan
Director
Attorney at Law
Baker & McKenzie LLP

Thomas E. Holloran
Director
Professor Emeritus,
College of Business
Senior Distinguished Fellow
School of Law
University of St. Thomas
St. Paul, Minnesota

Eric S. Rangen
Director
Senior Vice President and
Chief Accounting Officer
United Health Group

James R. Richardson
Senior Vice President, Sales and Marketing
Director

Carolyn T. B. Bleile
Vice President, Merchandising

Thomas D. Burkart
Senior Vice President, Vehicle Seating

Kevin F. Crahan
Vice President, Commercial Seating Sales

Donald D. Dreher
Senior Vice President
President & CEO, DMI Furniture

Lee D. Fautsch
Vice President, Residential Sales

James E. Gilbertson
Vice President, Vehicle Seating

Timothy E. Hall
Vice President, Finance
Chief Financial Officer
Secretary

Michael A. Santillo
Vice President, Vehicle Seating Marketing

Audit and Ethics Committee

Eric S. Rangen, Chairman
Mary C. Bottie
Lynn J. Davis
Robert E. Deignan
Thomas E. Holloran

Nominating and Compensation Committee

Robert E. Deignan, Chairman
Mary C. Bottie
Lynn J. Davis
Thomas E. Holloran
Eric S. Rangen

Transfer Agent and Registrar

Wells Fargo Shareowner Services
P. O. Box 64854
South St. Paul, Minnesota 55164-0854

General Counsels

Gray, Plant, Mooty, Mooty & Bennett, P.A.
Minneapolis, Minnesota

O'Connor and Thomas, P.C.
Dubuque, Iowa

NASDAQ Global Market
NASDAQ Symbol

FLXS

Annual Meeting

December 7, 2009, 2:00 p.m.
Hilton Minneapolis
1001 Marquette Avenue
Minneapolis, Minnesota 55403

Permanent Showrooms

High Point, North Carolina
Las Vegas, Nevada

Internet

www.flexsteel.com
www.flexsteelhospitality.com
www.dmifurniture.com

AFFIRMATIVE ACTION POLICY

It is the policy of Flexsteel Industries, Inc. that all employees and potential employees shall be judged on the basis of qualifications and ability, without regard to age, sex, race, creed, color or national origin in all personnel actions. No employee or applicant for employment shall receive discriminatory treatment because of physical or mental disability in regard to any position for which the employee or applicant for employment is qualified. Employment opportunities, and job advancement opportunities will be provided for qualified disabled veterans and veterans of the Vietnam era. This policy is consistent with the Company's plan for "Affirmative Action" in implementing the intent and provisions of the various laws relating to employment and non-discrimination.

ANNUAL REPORT ON FORM 10-K AVAILABLE

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, can be obtained without charge by writing to:
Office of the Secretary
Flexsteel Industries, Inc.
P. O. Box 877
Dubuque, Iowa 52004-0877

10 contains 10% post-consumer recycled fiber content


home furnishings


hospitality furniture

photography courtesy Ken Smith / Design Photography


vehicle seating

photography courtesy Winnebago Industries












